Simtek Corporation

2004

Annual Report

P.E. 12-31-04


SIMTEK
STK14CA8


05067345

SIMTEK

Dear Fellow Shareowner:

Simtek marked its 17th year in 2004. It was an eventful, challenging year for our company, our customers, and for our shareowners. Total combined revenue for the year grew modestly to just under $15 million based on increased sales of the company's semiconductor products. Net loss for the year increased based on increased operating expenses and reduced selling prices.

Several significant events occurred during the year. In October we closed an important equity financing round of $2.5 million joined by SF Capital Partners, Ltd., Bluegrass Growth Fund LP, and Bluegrass Growth Fund LTD. Our primary wafer supplier, Chartered Semiconductor, completed the closure of Fab 1, converting production of our legacy nvSRAM products to Fab 2 resulting in temporarily increased costs to convert, but by year's end, improved manufacturing efficiencies and more stable production. At the same time, the company stopped its joint process development agreement with X-Fab due to a shortage of appropriate resources on both sides of the relationship.

Competitive pressures were intense during the year with pressure coming from the other manufacturer of SONOS-based nvSRAM products, ZMD, as well as from alternative technologies such as the FRAM from Ramtron, and BatRams from ST Microelectronics and Maxim. Average selling prices of our legacy nvSRAM products declined during the year as we battled in the market to maintain production programs with key customers and market share.

Customer adoption of our flagship 1 megabit nvSRAM continued at a brisk pace. More than 250 customers were exposed to specifications of our devices with more than 50 receiving samples by the end of the year. Several customers quickly completed system designs using our early samples and were ready to enter into production programs by year's end. The company was unable to complete full product qualification by the end of the year and began limited shipments to certain customers with provisional product qualification. The company fell short of meeting customer demand for introduction and ramp to production of 1 megabit devices.

2004 was also a year of successful transitions on the Board of Directors. In early 2004 two directors, Klaus Wiemer and John Heightley resigned from the board. New Board members elected in April 2004 were Ron Sartore and Al Stein.

As we focus on our nvSRAM product and technology roadmap enabled through our process partnership with Dongbu/Anam Semiconductor, we are moving forward with our plan to launch and qualify our 1 megabit family of products and to aggressively work on improving production efficiencies and reducing manufacturing costs on both legacy and 1 megabit products. We have many opportunities to improve our global supply chain and production efficiencies.

Early 2005 saw continuing challenges in our markets and delayed production of our 1 megabit family. We have engaged in a joint process development with Cypress Semiconductor which opens the door to a product and technology roadmap that will enable us to step ahead of certain competitors, and to close with gap with some others. By the middle of the year, we are seeing gradually improved results and our outlook for the year is improving. We are excited about our growth opportunities and look forward to translating those opportunities into increased shareowner value.

With warmest regards,



Harold A. Blomquist

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A

[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Commission file number 0-19027

SIMTEK CORPORATION

(Exact name of registrant as specified in its charter)

Colorado	84-1057605
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4250 Buckingham Drive, Suite 100,
Colorado Springs, Colorado 80907
(Address of principal executive offices) (Zip Code)

(719)531-9444
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Exchange Act:
None

Securities registered pursuant to Section 12 (g) of the Exchange Act:

Common Stock $.01 Par Value OTC Bulletin Board
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-KSB or any amendment to this form 10-KSB. [ ]

The registrant's revenues for its most recent fiscal year were $14,902,193.

The aggregate market value of the 58,243,682 shares of voting stock held by non-affiliates of the registrant was approximately $38,440,830, based upon the closing sale price of the Common Stock on March 2, 2005 of $0.66 per share as reported by the OTC Electronic Bulletin Board. The calculation of such market value should not be construed as an admission or conclusion by the registrant that any person is in fact an affiliate of the registrant.

The total number of shares of Common Stock issued and outstanding as of March 2, 2005 was 62,995,479.

Transitional Small Business Disclosure Format: Yes ____ No X

TABLE OF CONTENTS

PART I

Item 1: Business

General

We provide integrated circuits to the electronics market for use in a variety of systems, such as computers, copiers, factory controllers, electric meters and military systems. We design, market and sell our products, but we subcontract the majority of our manufacturing requirements. We have designed and developed nonvolatile static random access memory products since we began business operations in May 1987 as a Colorado corporation. We have concentrated on the design and development of the 4, 16, 64, 256-kilobit and 1-megabit nonvolatile static random access memory product families and technologies, distribution channels, and sources of supply, including production at subcontractors. Kilobits are a measure of the amount of data that can be stored; more kilobits imply more storage. Megabits are also a measure of the amount of data that can be stored; there are 1,000 kilobits in one megabit. During 2000, we added the capability to design, develop and produce programmed semiconductor logic products. During 2003, due to adverse market conditions, we determined to no longer offer our programmed semiconductor logic products after December 31, 2003.

In March 2001, we acquired Q-DOT Group, Inc. Q-DOT Group specializes in advanced technology research and development for data acquisition, signal processing, imaging and data communications. Their projects are supported by "conventional" government and commercial contracts in addition to government contracts sponsored by the Small Business Innovation Research program. We operate Q-DOT Group's government contract research and development operations as our wholly owned subsidiary. This acquisition was intended to enable us to enter the high speed data communications market, addressing both wired and wireless applications, based on advanced "silicon germanium" process technology.

As of December 31, 2004, our backlog for released purchase orders was approximately $1,971,000, all of which is expected to ship by June 30, 2005. Orders are cancelable without penalty at the option of the purchaser prior to 30 days before scheduled shipment and, therefore, are not necessarily a measure of future product revenue.

We are in production of our family of memory products. During 2004, we transferred the production of our 0.8-micron family of nonvolatile static random access memory products from Chartered Semiconductor Manufacturing Plc., or Chartered, of Singapore facility #1 to Chartered's facility #2. During the third and fourth quarter of 2004, we qualified our 0.8-micron family of nonvolatile static random access memory products built from wafers received from Chartered's facility #2 for sales into commercial and industrial markets. During 2003, we designed and began sampling our 1-megabit nonvolatile static random access memory product for sale into commercial and industrial markets. We are currently shipping production-tested 1-megabit products under a provisional qualification. We anticipate that this qualification will be complete in mid-2005. Our nonvolatile static random access memory products are physically smaller and require less maintenance than static random access memory devices that achieve nonvolatility through the use of internal batteries and are more convenient to use than static random access memory devices that achieve nonvolatility by being combined with additional chips. We have merged our logic design engineers into our memory design group in order to incorporate unique features into our next generation memory products currently under development.

We reduce capital requirements by subcontracting the majority of the manufacturing process. Chartered began providing silicon wafers, produced from its facility #1, for our nonvolatile static random access memory products in September 1993 and continues to provide wafers based on our product technology from its facility #2. We began receiving our memory wafers manufactured in Chartered's Facility #2 in late second quarter of 2004 and through the third quarter of 2004. However, with this process being transferred to an alternative manufacturing facility, we have seen lower than average production yields, which in turn has lowered our gross margins. We are continuing to work with Chartered to improve our production yields and we have begun to see improved yields.

We entered into a Process Transfer Agreement with X-FAB Texas, Inc., of Texas, or X-FAB, to install our silicon-nitride-oxide-semiconductor technology into its wafer fabrication facility to provide an additional manufacturing source to material supplied by Chartered. Due to a lack of Simtek and X-FAB resources required to install our nonvolatile semiconductor memory process into X-FAB and the marginal anticipated return-on-investment, we ceased the installation of our nonvolatile semiconductor memory process into X-FAB's wafer fabrication facility in August 2004.

DongbuAnam Semiconductor provides silicon wafers for our 0.25-micron process to support our 1-megabit product family.

United Microelectronics and Chartered provided silicon wafers for our programmed semiconductor logic products based on 0.5-micron and 0.35-micron process technology, respectively. In February 2003, we received notification from United Microelectronics that it will be unable to supply us with logic wafers after August 2003. We supported customers with 0.5-micron logic wafers manufactured at United Microelectronics through December 2003 by offering opportunities to purchase their lifetime requirements for these products with deliveries at the end of 2003. We do not plan to support further sales of logic products to the market in the foreseeable future.

Amkor Technology and Amkor Test Services provide assembly and final test services, respectively, for our nonvolatile static random access memory products built from the wafers purchased from Chartered. Advanced Semiconductor Engineering Inc. provided assembly services for our programmed semiconductor logic products. Testing of our programmed semiconductor logic products was done either internally or by Advanced Interconnect Technologies.

During 2004, all of the wafers used to produce our 0.8-micron nonvolatile static random access memories were purchased from Chartered. Sales of these products accounted for approximately 86% of our revenue for 2004. Wafers were purchased from DongbuAnam in 2004 to support our 0.25-micron 1-megabit products. Sales of these products accounted for approximately 2% of our revenue for 2004. The remaining 12% of our revenue was from research and development contracts.

We currently have five sales and marketing offices. They are located in Colorado, Georgia and California for the North American markets, while our international offices are located in Windsor, England for the European market and in Hong Kong for the Far East. We have engaged over 20 independent representative organizations with over 30 sales offices in North America, Europe and Asia and distributor organizations with over 100 sales offices worldwide. These organizations have multiple sales offices and technical sales personnel covering specific geographic territories. Through these organizations and their sales offices we believe that we are capable of serving a significant portion of the worldwide market for our products with our full line of products.

Memory Industry and Product Background

The semiconductor memory market is large and highly differentiated. This market covers a wide range of product densities, speeds, features and prices. We believe that the ideal memory product would have:

- high bit density per chip to minimize the number of chips required in a system;
- fast data read and write speeds to allow a system's microprocessor to access data without having to wait;
- the ability to read and modify data an unlimited number of times;
- the ability to retain its data indefinitely when power is interrupted (i.e. nonvolatility);
- availability in a variety of package types for modern assembly techniques; and
- the ability to be tested completely by the manufacturer to ensure the highest quality and reliability.

Although customers would like to have memory components with all of these attributes it currently is not technically feasible. Therefore, the memory market is segmented with different products combining different mixes of these attributes.

Semiconductor memories can be divided into two main categories, volatile and nonvolatile. Volatile memories generally offer high densities and fast data access and programming speeds, but lose data when electrical power is interrupted. Nonvolatile memories retain data in the absence of electrical power, but typically have been subject to speed and testing limitations. They also wear out if they are modified too many times. There are a number of common volatile and nonvolatile product types, as set forth below. The list of products under "Combinations" is limited to single packages and does not include combinations of the listed memories in separate packages, such as static random access memories in combination with Electrically Erasable Programmable Read Only Memories and Erasable Programmable Read Only Memories.

Volatile	Nonvolatile	Combinations
Static Random Access Memories	Electrically Erasable Programmable Read Only Memory	Nonvolatile Static Random Access Memory
Dynamic Random Access Memory	Flash Memory	Nonvolatile Random Access Memory
	Erasable Programmable Read Only Memory	Static Random Access Memory plus lithium battery
	Programmable Read Only Memory	
	Read Only Memory	

Volatile Memories. Rewritable semiconductor memories store varying amounts of electronic charge within individual memory cells to perform the memory function. In a Dynamic Random Access Memory the charge must be electrically refreshed many times per second or data are lost even when power is continuously applied. In a static random access memory the charge need not be refreshed, but data can be retained only if power is not interrupted.

Nonvolatile Memories. A Read Only Memory is programmed, or written, once in the later stages of the manufacturing process and cannot be reprogrammed by the user. Programmable Read Only Memory can be programmed once by the user, while Erasable Programmable Read Only Memory may be reprogrammed by the user a limited number of times if the Erasable Programmable Read Only Memory is removed from the circuit board in the equipment. Both Flash Memory and Electrically Erasable Programmable Read Only Memory may be reprogrammed electrically by the user without removing the memory from the equipment. However, the reprogramming time on both Electrically Erasable Programmable Read Only Memory and Flash Memory is excessively long compared to the read time such that in most systems the microprocessor must stop for a relatively long time to rewrite the memory.

Combinations. Many customers use a combination of volatile and nonvolatile memory functions to achieve the desired performance for their electronic systems. By using static random access memories in combination with Erasable Programmable Read Only Memory and Electrically Erasable Programmable Read Only Memory chips, customers can achieve nonvolatility in their systems and still retain the high data read and write speeds associated with static random access memory. This approach, however, is not desirable in many applications because of the size and cost disadvantages associated with using two or more chips to provide a single memory function. Also, it may take up to several seconds to transfer the data from the static random access memory to the Electrically Erasable Programmable Read Only Memory; an excessive time at power loss. As a result, attempts have been made to combine nonvolatile and volatile memory features in a single package or silicon chip. One approach combines a static random access memory with lithium batteries in a single package.

Nonvolatile random access memories combine volatile and nonvolatile memory cells on a single chip and do not require a battery. We believe our nonvolatile static random access memory represents a significant advance over existing products that combine volatility and nonvolatility on a single silicon chip. We combine a static random access memory cell with an Electrically Erasable Programmable Read Only Memory cell to create a small nonvolatile static random access memory cell. Our unique and patented memory cell design enables the nonvolatile static random access memory to be produced at densities higher than existing nonvolatile random access memories and at a lower cost per bit. In addition to high density and nonvolatility, the nonvolatile static random access memory has fast data access and program speeds and the static random access memory portion of the memory can be modified an unlimited number of times without wearing out.

We use an advanced implementation of silicon-nitride-oxide-semiconductor technology. Silicon-nitride-oxide-semiconductor technology stores electrical charge within an insulator, silicon nitride, and uses a thin tunnel oxide layer to separate the silicon nitride layer from the underlying silicon substrate. Silicon-nitride-oxide-semiconductor technology prevents tunnel oxide rupture in the memory cell from causing an immediate loss of data. Oxide rupture has been a major cause of failures in Flash and Electrically Erasable Programmable Read Only Memories using floating gate technology, where charge is stored on a polysilicon conductor surrounded by insulators. To protect against these failures, many floating gate Electrically Erasable Programmable Read Only Memories have required error correction circuitry and redundant memory cells. This increases product cost by requiring more silicon area. Error correction and redundancy are not required for our products to protect against tunnel oxide rupture. In addition, our product designs incorporate a special test feature that can predict data retention time for every individual memory cell based on measuring the rate of charge loss out of the silicon nitride. Our latest 0.25-micron technology adds an additional oxide layer, forming a silicon-oxide-nitride-oxide-semiconductor stack, to support finer geometry electrical performance.

The silicon-nitride-oxide-semiconductor technology coupled with our nonvolatile static random access memory cell allows high performance nonvolatile static random access memory to be manufactured using complementary metal oxide semiconductor technology. The Silicon-nitride-oxide-semiconductor technology that we use has proven to be highly reliable, as demonstrated by our product qualification results to date.

Our Memory Products

Nonvolatile Static Random Access Memories. Our nonvolatile static random access memory product family consists of nonvolatile memories that combine fast static random access memory and nonvolatile elements within each memory cell on a single chip of silicon. The static random access memory portion of the nonvolatile static random access memories is operated in the same manner as most existing static random access memory products. The static random access memory can be written to and read from an unlimited number of times. The nonvolatile elements can be programmed, depending upon device type, by user control or automatically by transferring the static random access memory contents into the nonvolatile element memory. The data stored in the nonvolatile elements can be transferred back into the static random access memory by user control or the data can be transferred automatically.

Our nonvolatile static random access memories have fast data access speeds of 25, 35 and 45 nanoseconds. These data access speeds correspond to those of fast static random access memory and, we believe, meet the requirements of much of the fast static random access memory market.

The high-speed characteristics of our nonvolatile static random access memories allow them to be used in applications with various high performance microprocessors and digital signal processors such as those manufactured by Intel Corp., Texas Instruments and Freescale. Our nonvolatile static random access memories can be used to replace static random access memories with lithium batteries and multiple chip solutions such as static random access memory plus Electrically Erasable Programmable Read Only Memory or Flash Memory.

The various combinations of density and speed allow our nonvolatile static random access memory products to meet the design and performance requirements of many different types of systems.

Our newest nonvolatile static random access memory architecture, currently implemented in our 0.25-micron product family, adds an eight-bit micro-controller, approximately 20,000 gates of metal-programmable logic and programmable input-output devices. We refer to this architecture as Value-Added-Memory . It is designed to allow variations of the base-line 1-megabit nonvolatile static random access memory design to be quickly developed for emerging market applications.

We finalized commercial and industrial qualification of two versions of our initial 64-kilobit nonvolatile static random access memory product offering in September 1991 and April 1992, respectively. We completed military qualification of our initial nonvolatile static random access memories in May 1992. We began sales into the commercial market of our initial 16-kilobit nonvolatile static random access memory product family in 1992. The nonvolatile static random access memory product family also includes the 4-kilobit version. We completed the development and product qualification of the 64-kilobit AutoStore™ nonvolatile static random access memory in 1993. The AutoStore™ version automatically detects power loss and transfers the data from the static random access memory cells into the Electrically Erasable Programmable Read Only Memory cells. This device does not require instructions or intervention from the system microprocessor to notify it of the power loss. Commercial and industrial qualification of our 256-kilobit nonvolatile static random access memory occurred in 1997 and military qualification of our 256-kilobit nonvolatile static random access memory was completed in the second quarter of 1998. In 2002, we qualified our 3-volt 256-kilobit nonvolatile static random access memory for use in commercial and industrial applications. During 2003, we designed and began sampling our 1-megabit nonvolatile static random access memory product for sale into commercial and industrial markets. We are currently shipping production-tested 1-megabit products under a provisional qualification. We anticipate this qualification to be complete in mid-2005. During the second and third quarter of 2004, we qualified our 0.8-micron family of nonvolatile static random access memory products, produced on wafers received from Chartered's facility #2, for use in commercial and industrial applications.

Programmable Logic Device Industry

The electronics industry uses logic integrated circuits to route electrical signals to perform tasks unique to that system. These unique operations differentiate one system capability from another. Field Programmable Gate Arrays and Complex Programmable Logic Devices have become popular for this purpose, and are supplied by a number of major suppliers, such as Xilinx and Altera. These products provide high performance, flexible solutions, but the technology required to allow these products to be programmable is expensive when compared to non-programmable, fixed function, application specific products.

Our Programmed Semiconductor Logic Products

Before we discontinued our programmed semiconductor logic products on December 31, 2003, such products were built to order based on customer designs that were electronically transferred to our design workstations. Our engineers verified the design and implemented it in the appropriate technology to provide a cost effective solution for the customer.

Our customers often asked that we provide them with programmed semiconductor logic products at a lower price than their existing logic products without sacrificing the products' functionality. Our software conversion tools translated our clients' design files of their logic products generally allowing us to provide our clients with a logic product that has the same functionality but at a lower cost than their existing logic products. We also developed a testability feature that allowed us to test our programmed semiconductor logic products without dedicating a portion of the chip area to such testing.

We subcontracted the production of our semiconductor logic products to various fabrication facilities. We provided the fabrication facilities with the design of our programmed semiconductor logic products and these facilities installed our designs on the chips through standard wafer processing. Through August 2003, we contracted with United Microelectronics for 0.5-micron technology and with Chartered for 0.35-micron technology, in each case through purchase orders on a case-by-case basis. In February 2003, we received notification from United Microelectronics that it would be unable to supply us with logic wafers after August 2003. We supported customers with 0.5-micron logic wafers manufactured at United Microelectronics through December 2003 by offering opportunities to purchase their lifetime requirements for these products with deliveries that were scheduled by the end of 2003. We do not plan to support sales of logic products to the market in the future.

Product Warranties

We presently provide a one-year limited warranty on our products.

Research and Development

Our research and development activities are centered around developing new products and reducing the cost of our nonvolatile static random access memory products. We continually work to improve yield on the 0.8-micron technology in order to reduce costs. In order to further reduce costs, since late 1997 we have used outside experts for testing our products. We have a test floor used for evaluation of our technologies, product designs and product quality. The test floor is also used for production testing of silicon wafers.

During 2002, we developed and qualified a 3-volt version of our 256-kilobit nonvolatile static random access memory product, built on the 0.8-micron technology from Chartered. The

3-volt version of our 256-kilobit nonvolatile static random access memory product is qualified for use in commercial and industrial applications.

In October 2001, we entered into an agreement with Amkor Technology to cooperate in developing a semiconductor process module that combines our nonvolatile technology with Amkor's advanced 0.25-micron digital complementary metal-oxide semiconductor, or CMOS, fabrication line. CMOS is the semiconductor technology used in the transistors that are manufactured for most of today's computer microchips. The module incorporates silicon-oxide-nitride-oxide-silicon technology, which is used to manufacture both high-density silicon-oxide-nitride-oxide-silicon flash and nonvolatile static random access memories, for stand alone and embedded products. During 2002 and 2003, our research and development team along with Amkor's research and development team worked aggressively on the co-development program. Our 1-megabit 3-volt nonvolatile static random access memory was the primary development vehicle. In February 2003, when Amkor Technology sold a controlling interest of its wafer fabrication facility to DongbuAnam Semiconductor, all contractual obligations were transferred to Anam U.S.A., a wholly owned subsidiary of DongbuAnam Semiconductor. Our co-development program has not been affected by the change in ownership and we do not expect any material changes in the support required to complete the program. In August 2003, we received the first complete processed silicon from this development, which yielded working samples of our new 1-megabit 3-volt nonvolatile semiconductor memory product. We began shipping samples of our new 1-megabit 3-volt nonvolatile semiconductor memory product in September 2003. We are currently shipping 1-megabit products tested to production requirements on a provisional qualification and plan to have qualification complete in mid-2005. We cannot assure you that we will not discover technical problems or manufacturing concerns with this new product, that demand will develop for the new product or that we will be able to sell this new product at a profit.

During the third and fourth quarter of 2004, we qualified our 0.8-micron family of nonvolatile static random access memory products, produced on wafers received from Chartered's facility #2, for use in commercial and industrial applications. If production yields or wafer availability from Chartered's facility #2 do not meet our production requirements, this may have a material negative impact on our future revenues, earnings and stock price.

We entered into a Process Transfer Agreement with X-FAB to install our silicon-nitride-oxide-semiconductor technology into its wafer fabrication facility to provide an additional manufacturing source to material supplied by Chartered. Due to a lack of Simtek and X-FAB resources required to install our nonvolatile semiconductor memory process into X-FAB and the marginal anticipated return-on-investment, we have ceased the installation of our nonvolatile semiconductor memory process into X-FAB's wafer fabrication facility in August 2004.

We anticipate that our acquisition of Q-DOT Group will enable us to enter the high speed data communications market, addressing both wired and wireless applications, based on advanced silicon germanium process technology. Silicon germanium is rapidly becoming the technology of choice for many analog, mixed signal and high speed digital circuits. During 2004 and 2003, we spent approximately $411,000 and $47,000, respectively, on marketing and engineering efforts to determine which applications our integrated circuits, built on the silicon germanium process technology, would best fit into. In the first half of 2005 we shall evaluate the current market opportunities for products in data communications to determine our best strategy for continued investment.

Our research and development expenditures for the years ended December 31, 2004 and 2003 were $5,308,469 and $4,518,528, respectively. We intend to continue expenditures on research and development; however, the percentage of research and development expenditures is expected to decrease relative to expenditures relating to the commercial production of our existing products.

Manufacturing and Quality Control

Our manufacturing strategy is to use subcontractors whose production capabilities meet the requirements of our product designs and technologies.

In 1992, we entered into our manufacturing agreement with Chartered to provide us with silicon wafers for our products. Under the manufacturing agreement with this subcontractor, it has installed a manufacturing process for versions of our current and future memory products.

DongbuAnam Semiconductor provides silicon wafers for our 0.25-micron process to support our 1-megabit product family. Our agreement with Amkor Technology, providing for such supply of wafers, was assigned to DongbuAnam Semiconductor in 2003.

Through August 2003, we contracted with United Microelectronics for 0.5-micron technology and with Chartered for 0.35-micron technology, in each case through purchase orders on a case-by-case basis. In February 2003, we received notification from United Microelectronics that they would be unable to supply us with logic wafers after August 2003. We supported customers with 0.5-micron logic wafers manufactured at United Microelectronics through December 2003 by offering opportunities to purchase their lifetime requirements for these products with deliveries scheduled by the end of 2003.

Device packaging of our nonvolatile static random access memory products continued at the Amkor facilities in the Philippines and South Korea. Final test for our nonvolatile static random access memory products continued with Amkor Test Services, in Wichita, Kansas. Device packaging of our programmed semiconductor logic products continued at Advanced Semiconductor Eng., Inc. in Taiwan. Final test of our programmed semiconductor logic products was completed in our Colorado Springs facility and at Advanced Interconnect Technologies in San Jose, California.

Our subcontractors provide quality control for the manufacture of our products. We maintain our own quality assurance personnel and testing capability to assist the subcontractors with their quality programs and to perform periodic audits of the subcontractors' facilities and finished products to ensure product integrity.

We secured certification to the ISO9001:2000 Quality Management System for our internal operations in Colorado Springs in November of 2004. This completes our ISO certification coverage which includes similar certifications held by all of our manufacturing subcontractors, and meets the quality system requirements of the vast majority of our customers. We continue to support our Mil-Prf-38535 Appendix A quality system in support of our SMD and military grade products.

Our quality and reliability programs were audited by several commercial and military customers during 2004 as part of routine supplier certification procedures. All such audits were completed satisfactorily. We continue to expand our Green Program to cover the European Union RoHS directives. All of our products are now available in an "RoHS Compliant" version using matte tin plating in lieu of the Tin/Lead plating. We will continue to offer both plating types until demand for the Sn/Pb plating falls significantly.

Markets

Our memory products are targeted at fast nonvolatile static random access memory markets, static random access memory plus Electrically Erasable Programmable Read Only Memory markets and other nonvolatile memory products broadly used in commercial, industrial and military electronic systems.

Our products are typically used to store critical data when power is removed from the system. Often this data must be captured very quickly and we believe that the fast write time of our nonvolatile static random access memory products is a significant benefit over nonvolatile memory alternatives. Also, our products are used in systems that are "write intensive" such as data collection, event recording and others where we believe that the unlimited write endurance of our nonvolatile static random access memory is superior to alternative nonvolatile memory solutions.

Until now our markets have been limited by the density at which we could cost effectively produce products. We believe that the introduction of our 1-megabit nonvolatile static random access memory products in 2003 manufactured on 0.25-micron technology and the introduction of our Value Added Memory (VAM) solutions that we expect will be introduced in 2005 will greatly increase the market segments we serve.

TARGET APPLICATIONS FOR SIMTEK PRODUCTS

Airborne Computers
Automotive Control & Monitoring Systems
Automated Teller Machines
Data Monitoring and Recording Equipment
Process Control Equipment
Down Hole Drilling Systems
Gaming Machines
GPS Navigational Systems
Guidance and Targeting Systems
High Performance Workstations
Lighting Control Systems
Medical Instruments
Currency Changers
Printers
Facsimile Machines
Radar and Sonar Systems
Telecommunications Systems
POS Terminals
Automated Test Equipment
Utility Meters

- Laser Printers
- Weapon Control Systems
- Copiers
- Cable TV and Satellite Set Top Converter Boxes
- Multi- Function Printers
- RAID Controllers
- Robotics
- LCD Projectors
- Power Grid Management Systems
- Postal Systems
- Automated Parking Systems
- Routers
- Security Systems
- Broadcast Equipment
- Studio Recording Equipment
- Servers
- Factory Automation Systems
- Mass Storage Systems
- Irrigation Systems Controllers
- Fluid Flow Meters
- Motor Controllers
- Train Control Systems

Our new 1-megabit and Value-Added-Memory products have opened new applications into which our products are being designed. These include electronic vending machines, automotive data logging and a variety of data communications applications.

We are increasing marketing and sales emphasis on office automation products such as copiers and mass storage systems as well as increasing sales efforts in data communications, automotive applications and consumer electronics.

Sales and Distribution

Our strategy is to generate sales through the use of independent sales representative agencies and distributors. We believe this strategy provides the fastest and most cost effective way to assemble a large and professional sales force.

We currently have five sales and marketing offices, located in Colorado, Georgia and California for the North American markets and in Windsor, England for the European market and in Hong Kong for the Far East. We have engaged over 20 independent representative organizations with over 30 sales offices in North America, Europe and Asia and distributor organizations with over 100 sales offices worldwide. These organizations have multiple sales offices and technical sales personnel covering specific geographic territories. Through these organizations and their sales offices we believe that we are capable of serving a significant portion of the worldwide market for our products with our full line of products.

Independent sales representatives typically sell a limited number of non-competing products to semiconductor users in particular geographic assigned territories. Distributors inventory and sell products from a larger number of product lines to a broader customer base. These sales channels are generally complementary, as representatives and distributors often work together to consummate a sale, with the representative receiving a commission from us and the distributor earning a markup on the sale of products. We supply sales materials to the sales representatives and distributors.

For our marketing activities, we evaluate external marketing surveys and forecasts and perform internal studies based, in part, on inputs from our independent sales representative agencies. Marketing decisions are also based on forecasts and inputs from our current and prospective customers. We prepare brochures, data sheets, application notes, product collateral and product advertising with our internal marketing resources and contracted outside services.

Customers and Backlog

We have shipped qualified nonvolatile static random access memory products to customers directly and through distributors since the September 1991 commercial product qualification. The majority of our sales are to Fortune 500 companies. Approximately 29% of our net product sales during 2004 were to customers in the United States, approximately 48% were to customers in the Pacific Rim, and approximately 23% were to customers in Europe and other parts of the world.

As of December 31, 2004, we had a backlog of unshipped customer orders of approximately $1,971,000, which we expect to fill by June 30, 2005. Orders are cancelable without penalty at the option of the purchaser prior to 30 days before scheduled shipment and therefore are not necessarily a measure of future product revenue.

Licenses

Zentrum Mikroelektronik Dresden. In June of 1994, we signed a joint development agreement with Zentrum Mikroelektronik Dresden to install the 1.2-micron products for manufacture at Zentrum Mikroelektronik Dresden and to jointly develop the 0.8-micron technology at Chartered. The agreement was modified in August of 1994 by a Letter of Intent between us to bypass the installation of our nonvolatile static random access memory products based on a 1.2-micron process technology at Zentrum Mikroelektronik Dresden and instead modify the 0.8-micron technology to run in the Zentrum Mikroelektronik Dresden factory. Zentrum Mikroelektronik Dresden has paid us all the monetary requirements under this agreement including any royalties we may receive from sales of these jointly developed products.

Future License Sales. We intend to sell product and technology licenses on a selective basis. We will continue to seek licensing partners who can contribute to the development of the nonvolatile static random access memory market and provide a meaningful level of revenue to us while not posing an undue threat in the marketplace.

Competition

Our products compete on the basis of several factors, including data access and programming speeds, density, data retention, reliability, testability, space savings, manufacturability, ease of use and price.

Products that compete with our family of nonvolatile static random access memories fall into three categories. The first category of products that compete with our nonvolatile static random access memories are volatile and nonvolatile chips used in combination, such as fast static random access memories used with Erasable Programmable Read Only Memories, Electrically Erasable Programmable Read Only Memories, or Flash memory. We believe that we have advantages over these products because the nonvolatile static random access memory allows data to be stored in milliseconds as compared to seconds for chips used in pairs. Our single chip solution provides a space savings and easier manufacturing. Our single chip solution generally provides increased reliability versus multiple chips. Competitors in the multiple chip category include Cypress Semiconductor Corp., Integrated Technology, Inc., Toshiba, Fujitsu, Advanced Micro Devices, Inc., Atmel and National Semiconductor Corp. We currently hold less than 1% market share in this market category.

The second category of products that compete with our nonvolatile static random access memories is products that combine static random access memories with lithium batteries in specially adapted packages. These products generally are slower in access speeds than our nonvolatile static random access memories due in part to limitations caused by life of the lithium battery when coupled with a faster static random access memory. Our nonvolatile static random access memories are offered in standard, smaller, less expensive packages, and do not have the limitation on lifetime imposed on the static random access memory/battery solutions by the lithium battery. Our nonvolatile static random access memories can also be used for wave soldered automatic insertion circuit board assembly since they do not have the temperature limitations of lithium batteries. However, lithium battery-backed static random access memory products are available in densities of 4-megabit and greater per package. Companies currently supplying products with lithium batteries include Maxim, ST Microelectronics and Texas Instruments. We currently hold approximately 10% of this market category.

The third category consists of nonvolatile random access memories that combine static random access memory cells and Electrically Erasable Programmable Read Only Memory cells on a monolithic chip of silicon. Our current product offerings are of higher density, faster access times and we believe can be manufactured at lower costs per bit than competitor's nonvolatile random access memories. We believe that traditional manufacturers of nonvolatile random access memories have discontinued manufacturing their products.

Zentrum Mikroelektronik Dresden, through its license agreement with us, has the worldwide right to sell under the Zentrum Mikroelektronik Dresden label nonvolatile static random access memories developed jointly by Zentrum Mikroelektronik Dresden and us. With volume production established at Zentrum Mikroelektronik Dresden, Zentrum Mikroelektronik Dresden is selling such nonvolatile static random access memories. This has had a positive impact for us by creating a second source, which is required by many larger companies, for our nonvolatile static random access memory products. However, we have been required to reduce prices to specific markets due to the increased competition from Zentrum Mikroelektronik Dresden. We believe that the competition from Zentrum Mikroelektronik Dresden has increased the number of companies using nonvolatile static random access memories, but may have put downward pressure on average selling prices.

We are aware of other semiconductor technologies for nonvolatile memory products. These technologies include ferroelectric memory and thin film magnetic memory. Each of these requires a newly developed process technology, which has processing risk, but may deliver performance characteristics superior to our technology if perfected. Each of these processes integrates materials into the silicon processing steps that are not commonly used for semiconductor memory products today. If successful, these products could perform the same functions in a system that our products currently perform, but may be manufactured in higher density or lower cost products. Ramtron, Raytheon, Symetrix, and others are developing ferroelectric products. IBM, Freescale and Cypress Semiconductor are developing magnetic film products.

Patents and Intellectual Property

We undertake to protect our product designs and technologies under the relevant intellectual property laws as well as by utilizing internal disclosure safeguards. Under our licensing programs, we exercise control over the use of our protected intellectual property and have not permitted our licensees to sublicense our nonvolatile static random access memory products or technology.

It is common in the semiconductor industry for companies to obtain copyright, trademark, trade secret and patent protection of their intellectual property. We believe that patents are significant in our industry, and we are seeking to build a patent portfolio. We expect to enter into patent license and cross-license agreements with other companies. We have been issued 30 patents in the United States on our nonvolatile static random access memory cell and other circuit designs. These patents relate to circuit implementations used to design our nonvolatile memory products. The use of these patents allows us to design circuits with lower power consumption and faster store timing than would be possible otherwise giving us a competitive advantage over other technologies. These patents have terms that expire through 2006 to 2018. We have also taken steps to obtain European patents in the large European countries, including Germany, France, the United Kingdom and Sweden on the nonvolatile memory patents that would have potential value in international markets. We have four applications that have been allowed and intend to prepare patent applications on additional circuit designs we have developed. However, as with many companies in the semiconductor industry, it may become necessary or desirable in the future for us to obtain licenses from others relating to our products.

Many of our product designs are not protected by patents. We have one patent on our logic product technology but protect most of our logic product technology as trade secrets. Our logic products accounted for approximately 7% of our sales for the year ended December 31, 2003 and for none of our sales for the year ended December 31, 2004. We also protect aspects of our technology that relate to our semiconductor memory products as trade secrets. There are disadvantages to protecting intellectual property as trade secrets rather than patents. Unlike patents, trade secrets must remain confidential in order to retain protection as proprietary intellectual property. We cannot assure you that our trade secrets will remain confidential. If we lose trade secret protection, our business could suffer.

We have received federal registration of the term "Novcel" a term we use to describe our technology. We have not sought federal registration of any other trademarks, including "Simtek" and "QuantumTrap™" or our logo.

Late in 2002 and in 2003, we were contacted by Syndia Corporation regarding possible infringement on certain patents. Syndia Corporation informed us that it had acquired a portfolio patents issued to Jerome Lemelson. This patent portfolio was not included in the portfolio owned by Lemelson Foundation Partnership, an entity with which we reached a licensing agreement in 1999. We are currently reviewing any potential infringements. If there are any infringements, we believe that we can reach a reasonable licensing agreement with Syndia Corporation.

Employees

As of the date of this Form 10-KSB, we had 58 full-time employees.

Item 2. Properties

We lease approximately 16,000 square feet of space in Colorado Springs, Colorado. This space includes a product engineering test floor of approximately 3,000 square feet. The lease was scheduled to expire on February 28, 2008. On January 27, 2004, we renegotiated the terms of the lease and it is now scheduled to expire on February 28, 2013. Through May 31, 2004, we leased approximately 17,000 square feet of space in Colorado Springs that is occupied by Q-DOT Group, our wholly-owned subsidiary. On June 1, 2004, we renegotiated the terms of the lease to approximately 13,000 square feet of rental space and extended the expiration date from April 30, 2005 to April 30, 2007. This space includes a research and development laboratory facility of approximately 2,500 square feet.

We do not own any real property. We do not have a policy:

1. limiting the percentage of assets which may be invested in any one investment or type of investment,
2. regarding whether we acquire assets primarily for possible capital gain or primarily for income, or
3. with respect to investments in real estate, interests in real estate, real estate mortgages, or securities of or interests in persons primarily engaged in real estate activities.

Item 3. Legal Proceedings

We are not a party to any legal proceeding (including where our property is the subject of the proceeding), and we are not aware of any proceeding that a government authority is contemplating as of the date of this report.

Item 4. Matters Submitted to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Stock and Related Security Holder Matters

Our common stock is listed on the OTC Electronic Bulletin Board under the symbol "SRAM." Securities not included in the Nasdaq Small-CAP Market are covered by the Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities, which will have an adverse effect on the ability of our security holders to sell their securities and our ability to raise additional capital.

Shown below is the closing high bid and the closing low offer for our common stock as reported by the OTC Electronic Bulletin Board on the last day of the quarter.

	Common Stock	
	High Bid	Low Bid
2003		
First Quarter	.16	.14
Second Quarter	.43	.36
Third Quarter	.80	.78
Fourth Quarter	1.26	1.20
2004		
First Quarter	1.64	1.56
Second Quarter	.72	.68
Third Quarter	.62	.60
Fourth Quarter	.61	.55

The quotations listed above reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of December 31, 2004, we had 458 shareholders of record. This number does not reflect shareholders who beneficially own common stock held in nominee or "street name".

We have not paid any dividends on our common stock since inception and we do not intend to pay any dividends on our common stock in the foreseeable future.

Pursuant to a Convertible Loan Agreement, dated as of June 28, 2002, we issued convertible debentures to Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth & Investment Trust PLC and BFSUS Special Opportunities Trust PLC. We received $3,000,000 in funding. The convertible debentures have 7-year terms at a 7.5% per annum interest rate; each of the funds invested $1,000,000. The holder of the debentures has the right, at any time, to convert all, or in multiples of $100,000, any part of the debenture into fully paid and nonassessable shares of our common stock. The debentures are convertible into our common stock at $0.312 per share, which was in excess of market price on the closing date. There is no public trading market for the debentures. We have agreed to register for resale all of the common stock issuable upon conversion of the debentures. RENN Capital Group is agent for the three investment funds with respect to the Convertible Loan Agreement and the debentures issued thereby. One of our directors holds the position of Senior Vice President of RENN Capital Group. The private transaction did not involve any advertising or general solicitation. We relied on Section 4(2) of the Securities Act as an exemption from registration.

On November 7, 2003, we closed our $1,500,000 equity financing with Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth & Investment Trust PLC and BFSUS Special Opportunities Trust PLC. RENN Capital Group is the agent for the three investment funds. One of our directors holds the position of Senior Vice President of RENN Capital Group. In exchange for the $1,500,000, we issued 550,661 shares of our common stock to each of the three RENN investment funds. The purchase price was $0.908 per share and was based on the average closing price of our common stock as reported on the Over-the-Counter Bulletin Board over the five trading days before closing. In addition to the shares of common stock, each of the three RENN investment funds received warrants to acquire 250,000 shares of our common stock. The warrants have a 5-year term with an exercise price of $1.25 per share for 125,000 shares and $1.50 per share for 125,000 shares. The private transaction did not involve any advertising or general solicitation and we relied on Rule 506 of Regulation D as an exemption from registration. Following the transaction, we filed a Form D with the SEC as required by Regulation D.

On October 12, 2004, we closed a $2,500,000 equity financing with SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD. In exchange for the $2,500,000, we issued 4,127,967 shares of our common stock to SF Capital Partners Ltd., 515,996 shares of our common stock to Bluegrass Growth Fund LP and 515,996 shares of our common stock to Bluegrass Growth Fund LTD. The purchase price was based on a 15% discount to the closing price of our common stock as reported on the Over-the-Counter Bulletin Board on October 11, 2004, resulting in a price of $0.4845 per share. In addition to the shares of common stock, SF Capital Partners Ltd., Bluegrass Growth Fund LP, and Bluegrass Growth Fund LTD received warrants to acquire 2,063,984, 257,998, and 257,998 shares of our common stock, respectively. The warrants have a 5-year term with an exercise price of $0.627 per share. Merriman Curhan Ford & Co., the placement agent for the $2,500,000 equity financing, received a cash payment of $187,500 and warrants to acquire 386,997 shares of our common stock. The warrants have a 5-year term with an exercise price of $0.627 per share. In addition, Merriman Curhan Ford & Co. is entitled to receive another cash payment equal to 7.5% of the capital received by us upon the exercise of the warrants issued to SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD pursuant to the $2,500,000 equity financing (provided such exercise is within an applicable tail period). The private transaction did not involve any advertising or general solicitation and we relied on Rule 506 of Regulation D as an exemption from registration. Following the transaction, we filed a Form D with the SEC as required by Regulation D.

The following table sets forth information with respect to our equity compensation plans as of December 31, 2004. This table does not include options to purchase 83,049 shares of our common stock which options were assumed by us as a result of the acquisition of Q-DOT Group in 2001.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	125,000	$0.37	--
Equity compensation plans not approved by security holders	5,865,085	$0.64	2,195,730
Total	5,990,085	$0.64	2,195,730

Please see Note 5, "Stock Option Plans," to our Financial Statements included herewith.

Item 6: Management's Discussion and Analysis of Financial Condition and Results of Operations

This annual report on Form 10-KSB contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Discussion containing such forward-looking statements may be found in the material set forth below and under "Business," as well as within the annual report generally. In addition, when used in this annual report, the words "believes," "anticipates," "expects," "plans," "intends" and similar expressions are intended to identify forward-looking statements. Forward-looking statements and statements of expectations, plans and intent are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements, as a result, among other things, of changes in technology, customer requirements and needs, among other factors. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

Overview of Recent Debt and Equity Transactions

As described in "Item 5. Market for Registrant's Common Stock and Related Security Holder Matters", on October 12, 2004, we closed a $2,500,000 equity financing with SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD and on November 7, 2003, we closed our $1,500,000 equity financing with Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth & Investment Trust PLC and BFSUS Special Opportunities Trust PLC.

Results of Operations

General. We have designed and developed nonvolatile static random access products since we commenced business operations in May 1987. We have concentrated on the design and development of our nonvolatile static random access memory product families and technologies, marketing, distribution channels, and sources of supply, including production at subcontractors. During 2000, we added the capability to design, develop and produce gate array integrated circuits, or our logic products but ceased supporting this product as of December 31, 2003.

In 1991, we qualified and began shipping our first product built on a 1.2-micron process technology, a 64-kilobit nonvolatile static random access memory. When we say we "qualify" a product, we mean that our internal quality organization confirms the product's performance to the product's data sheet and accepted industry standards. Commercial products operate from 0 degrees to 70 degrees Centigrade, industrial products from -40 degrees to 85 degrees Centigrade and military products from -55 degrees to 125 degrees Centigrade. A 1-micron process technology is manufactured with spacing between design elements of approximately one millionth of one meter. Generally speaking, the smaller the spacing between design elements, the less expensive the production cost of our memory products. Accordingly, we generally try to design with lower micron technology. Kilobits are a measure of the amount of data that can be stored. More kilobits imply more storage.

Through 1995, we expanded on the 64-kilobit nonvolatile static random access memory product family by creating a 4-kilobit, 16-kilobit product. We also achieved qualification and sale of these products for commercial, industrial and military markets. In 1995, market demand required a nonvolatile static random access memory product that could store more information. In order to meet this demand, we began the development of a 256-kilobit nonvolatile static random access memory product. We required a smaller density process technology in order to achieve competitive costs. We worked with Zentrum Mikroelektronik Dresden to design and install our 4-kilobit, 16-kilobit, 64-kilobit and 256-kilobit nonvolatile static random access memory products into their 0.8-micron process wafer fabrication facility. Qualification of these products occurred in 1997. In 1997, we transferred the process of our 4-kilobit, 16-kilobit, 64-kilobit and 256-kilobit nonvolatile static random access memory products to Chartered's silicon wafer fabrication facility #1. Qualification of these products for use in the commercial, industrial and military markets was completed in 1998. In 2002, we developed and qualified for sale, into the commercial and industrial markets, a 3 volt version of our 256-kilobit nonvolatile static random access memory product built on 0.8-micron process technology in Chartered's silicon wafer fabrication facility #1.

In 2003, we received notification from Chartered that they would be closing their silicon wafer fabrication facility #1 in March 2004 and that they would transfer our 0.8-micron process technology to their silicon wafer fabrication facility #2. Through late 2003 and into 2004, we began working with Chartered to transfer the production of our 4-kilobit, 16-kilobit, 64-kilobit, 5 volt 256-kilobit and 3 volt 256-kilobit product from their facility #1 to their facility #2. During the third and fourth quarters of 2004 we completed the transfer and qualification of these products. The transfer from Chartered's facility #1 to Chartered's facility #2 accounted for lower production yields through the first three quarters of 2004 as compared to the production yields we achieved in 2003. During the fourth quarter 2004, we began seeing production yields return to historic levels. Sales of our products manufactured from the silicon wafers we received from both of Chartered's facilities accounted for approximately 86% and 78% of our total revenue for the twelve months ended December 31, 2004 and December 31, 2003, respectively.

In order to avoid an interruption of product availability, we entered into a Process Transfer Agreement with X-FAB to install our silicon-nitride-oxide-semiconductor technology into its wafer fabrication facility to provide an additional manufacturing source to material supplied by Chartered. Through the middle of the third quarter of 2004, we were engaged with X-FAB to install our nonvolatile semiconductor memory process. Due to a lack of Simtek and X-FAB resources required to install our nonvolatile semiconductor memory process into X-FAB and the marginal anticipated return-on-investment, we ceased the installation of our nonvolatile semiconductor memory process into X-FAB's wafer fabrication facility in August 2004.

In October 2001, we entered into an agreement with Amkor Technology, who later sold controlling interest in its wafer fabrication facility to DongbuAnam Semiconductor. The agreement we entered into includes the development of a module which incorporates silicon-oxide-nitride-oxide- silicon technology, that will be used to manufacture both high density silicon oxide nitride oxide silicon flash and non volatile static random access memories for stand alone embedded products. The primary development product is our 1-megabit 3-volt nonvolatile static random access memory. In September 2003, we began shipping samples of the 1-megabit

3-volt nonvolatile static random access memory. We are currently shipping 1-megabit products tested to production requirements on a provisional qualification and plan to have qualification complete in mid-2005. During the third quarter of 2004, we began receiving initial production orders. Sales of our 1-megabit 3-volt products accounted for approximately 2% of our total revenue for the twelve months ended December 31, 2004.

We have not had a manufacturing contract with Chartered since 1998. However, we have maintained a good relationship with Chartered for the pricing and delivery of our wafers. Due to our not having a contract with Chartered and the volatility of the semiconductor market, we may have no control over the pricing and availability of the wafers we require in order to build our products. The risk of us not receiving the products and pricing we need from Chartered is dependent upon market conditions and Chartered's internal objectives, so we continually evaluate alternative sources of supply. If we are unable to obtain the products and pricing we need, our business could suffer.

Our programmed semiconductor logic products were supported with silicon wafers, built on 0.5-micron process technology, purchased from United Microelectronics and silicon wafers purchased from Chartered built on a 0.35-micron process technology. Products manufactured with smaller spacing generally support lower product costs by reducing the amount of raw material required for the product. In February 2003, we received notification from United Microelectronics that it would be unable to supply us with logic wafers after August 2003. We supported customers with 0.5-micron logic wafers manufactured at United Microelectronics through December 2003 by offering opportunities to purchase their lifetime requirements for these products with deliveries scheduled by the end of 2003. We do not plan to support sales logic products to the market in the foreseeable future. Revenue generated from our logic products accounted for approximately 7% of our total revenue for the twelve months ended December 31, 2003 and none of our revenue in 2004.

Review of 2004 Operations – Semiconductor Devices

Total product sales of our semiconductor devices for 2004 were approximately $13,100,000. We have seen an increase in units shipments of our commercial products in 2004. The majority of this increase was for large production orders, with competitive bidding. Average selling prices were essentially the same in 2004 when compared to 2003. Revenues from our 4-kilobit, 16-kilobit, 64-kilobit, 256-kilobit and 1-megabit commercial products saw a total increase of approximately 8% in 2004 as compared to 2003. The majority of the increase was for large production orders. Revenues from our high-end industrial and military products saw an approximate increase of approximately 58% in 2004 as compared to 2003. The increase was primarily due to completing shipments of our nonvolatile semiconductor memory products against on-going military contracts.

Review of 2004 Operations – Government Contracts

Total revenue received from our research and development contracts for 2004 was approximately $1,800,000 down from the $2,200,000 in 2003. This was equal to approximately 12% of our total revenue in 2004. The decrease of revenue for the twelve month period was the result of a decrease in billable labor and a decrease in materials billed against certain government contracts and an increase in research and development expenditures committed to internal product developments.

Results of Operations – Years ended December 31, 2004 and 2003

Revenues – Semiconductor Devices

The following table sets forth our net revenues for semiconductor devices by product markets for the twelve months ended December 31, 2004 and 2003 (in thousands):

	2004	2003	Variance
Commercial	$ 10,314	$ 9,548	$ 766
High-end industrial and Military	$ 2,778	$ 1,759	$ 1,019
Logic Products	$ -	$ 956	$ (956)
Total Semiconductor Revenue	$ 13,092	$ 12,263	$ 829

Commercial product revenues increased by $766,000 for the twelve month period ending December 31, 2004 as compared to the same period in 2003. The increase was due to an increase in unit demand of our commercial nonvolatile semiconductor memory products and the addition of our new 1-megabit nonvolatile semiconductor memory products.

High-end industrial and military product revenues accounted for an increase of $1,019,000 for the twelve month period ending December 31, 2004 as compared with the same period in 2003. The increase was primarily due to completing shipments of our nonvolatile semiconductor memory products against on-going military contracts.

Revenues from our logic products decreased by $956,000 for the twelve month period ending December 31, 2004 as compared to the same period in 2003. The decrease was due to our decision to eliminate this product line effective December 31, 2003.

Three distributors accounted for approximately 35% of our semiconductor device product sales for the twelve months ended December 31, 2004. Products sold to distributors are sold without significant recourse. Distributor contracts allow distributors to return up to 5% in value of product inventory in each six month period. This allows them to keep inventory current to market demand. Distributors resell our products to various end customers. If one of these distributors was to terminate its relationship with us, we believe that there would not be a material impact on our semiconductor device product sales.

Cost of Sales and Gross Margins – Semiconductor Devices

We recorded costs of sales for semiconductor devices of $9,140,000 and $8,528,000 for the twelve months ended December 31, 2004 and December 31, 2003, respectively. These costs reflect an equivalent gross margin percentage for the twelve months ended December 31, 2004 as compared to the twelve months ended December 31, 2003. Actual gross margin percentages were 30% for the twelve months ended December 31, 2004 and 2003.

Chartered closed its wafer fabrication facility #1 in March 2004 and we completed the transfer of the manufacturing of our silicon wafers into Chartered's facility #2 in the third and fourth quarter of 2004. The transfer from Chartered's facility #1 to Chartered's facility #2 accounted for lower production yields through the first three quarters of 2004 as compared to the production yields we achieved in 2003. During the fourth quarter 2004, we began seeing production yields return to historic levels.

Research and Development – Semiconductor Devices

We believe that continued investments in new product development are required for us to remain competitive in the markets we serve. Beginning in the fourth quarter 2001, our research and development department has been focusing its efforts on the installation of our process at Amkor Technology for the development of a 1-megabit 3-volt nonvolatile static random access memory. Development of the 1-megabit 3-volt nonvolatile static random access memory is continuing and we began shipping samples in September 2003. We are currently shipping 1-megabit products tested to production requirements on a provisional qualification and plan to have qualification complete in mid-2005.

Total research and development expenses related to the semiconductor portion of our business were $4,942,000 and $3,987,000 for the twelve months ended December 31, 2004 and December 31, 2003, respectively.

The $955,000 increase for the twelve month period was related to increases in payroll and payroll overhead costs of $199,000, new product development costs of $732,000, equipment leases, maintenance agreements for software and depreciation of $20,000 and other expenses of $4,000. The primary increase in payroll costs is related to an increase in employee headcount. Increased headcount and contract engineering services are required in order to develop our products in time to meet production schedules of our new products. The primary increase in product development costs was due to an increase in engineering materials and services such as, silicon wafer purchases, reticles, assembly and testing of our 1-megabit products from DongbuAnam Semiconductor and the development of our 64-kilobit and 256-kilobit products from X-FAB and 64-kilobit and 256-kilobit products from Chartered's wafer fabrication facility #2 and an increase in costs related to the commercial development of datacomm products performed by our Q-DOT subsidiary. The increase in product development costs included a one-time write off of capital purchases, of approximately $61,000, related to the development at X-FAB that ended in August 2004. Equipment leases, maintenance agreements for software and depreciation are related primarily to software licenses and hardware required to design our new products.

Sales and Marketing – Semiconductor Devices

Total marketing expenses related to the semiconductor portion of our business were $1,608,000 and $1,213,000 for the twelve months ended December 31, 2004 and December 31, 2003, respectively.

The $395,000 increase for the twelve month period was related to an increase in payroll and payroll related costs of $240,000, advertising of $51,000, travel expenses of $36,000, sales commissions of $54,000 and other expenses of $14,000. The increase in payroll and payroll related costs and travel was a direct result of increased headcount, the increase in advertising expenses were due to increased advertising for our new 1-megabit product. The increase in sales commissions is a direct result of increased revenue.

Administration – Semiconductor Devices

Total administration expenses related to the semiconductor portion of our business were $917,000 and $706,000 for the twelve months ended December 31, 2004 and December 31, 2003, respectively.

The $211,000 increase was due primarily to increases in accounting and legal fees of $52,000, professional fees of $47,000, costs associated with our annual meeting of shareholders of $47,000, payroll and payroll overhead costs of $35,000, and other miscellaneous expenses including travel of $30,000. The increase in legal fees was primarily related to costs incurred in relation to our annual meeting of shareholders and increased legal fees related to our registration statements on Form SB-2 that we are contractually obligated to file with the Securities and Exchange Commission. The increase in professional services was primarily due to an increase in fees paid to our Board of Directors and fees paid for financial consulting. The increase in accounting fees was due to increased audit fees related to our registration statements on Form SB-2. The increase in payroll and payroll overhead costs were primarily due to increased overhead costs.

Total Other Income (Expense) – Semiconductor Devices

The $2,000 decrease in total other income (expense) for the twelve month period ending December 31, 2004 as compared to the twelve month period ending December 31, 2003 was primarily related to a decrease in interest income which was a direct result of a decreased cash balance.

Net Loss – Semiconductor Devices

We recorded a net loss of $3,730,000 and $2,389,000 for the twelve months ended December 31, 2004 and December 31, 2003, respectively. The increase of $1,341,000 in net loss for the twelve-month period was due primarily to an increase in operating expenses.

Revenues – Government Contracts

The following table sets forth our net revenues from the government contracts portion of our business for the twelve months ended December 31, 2004 and December 31, 2003 (in thousands):

	2004	2003	Variance
Government Contracts	$ $1,810	$ 2,241	$ 431

The decrease of revenue for the twelve month period ending December 31, 2004 as compared to the same period in 2003 was the result of a decrease in billable labor and a decrease in materials billed against certain government contracts and an increase in research and development expenditures committed to internal product developments.

Cost of Sales and Gross Margin – Government Contracts

We recorded cost of sales for government contracts of $899,000 and $1,093,000 for the twelve months ended December 31, 2004 and December 31, 2003, respectively. These costs reflect an equivalent gross margin percentages for the twelve months ended December 31, 2004 as compared to the twelve months ended December 31, 2003. Actual gross margin percentages for the twelve months ending December 31, 2004 and December 31, 2003 were 51%.

Research and Development – Government Contracts

Total research and development expenses related to the government contracts portion of our business were $366,000 and $531,000 for the twelve months ended December 31, 2004 and December 31, 2003, respectively.

The $165,000 decrease for the twelve-month period ending December 31, 2004 as compared to the same period in 2003 was related to decreases of $14,000 in employment related expenses, $2,000 in software maintenance contracts and equipment leases, and $149,000 of overhead costs that were transferred to the semiconductor portion of the business. The overhead costs that were transferred to the semiconductor portion of the business were related to the labor associated with the commercial development of datacomm products.

Marketing – Government Contracts

Total marketing expenses related to the government contracts portion of our business were $335,000 and $334,000 for the twelve months ended December 31, 2004 and December 31, 2003, respectively.

Administration – Government Contracts

Total administration expenses related to the government contracts portion of our business were $144,000 and $142,000 for the twelve month period ended December 31, 2004 and December 31, 2003, respectively.

The $2,000 increase in administration expenses for the twelve month period was due to an increase in legal expenses of $20,000 which were offset by a decrease of $18,000 in overhead costs that were transferred to the semiconductor portion of the business. The overhead costs that were transferred to the semiconductor portion of the business were related to the labor associated with the commercial development of datacomm products.

Total Other Income (Expense) - Government Contracts

The $19,000 decrease in other expense for the twelve-month period ending December 31, 2004 as compared to the twelve-month period ending December 31, 2003 was primarily related to overhead rates, which in 2003 and prior years were charged to other expense, being instead charged in 2004 to marketing expense.

Net Income (Loss) – Government Contracts

We recorded a net income of $60,000 and $116,000 for the twelve month periods ended December 31, 2004 and December 31, 2003, respectively. The decrease in net income was primarily due to decreased revenue.

Future Results of Operations

Our ability to be profitable will depend primarily on our ability to continue reducing manufacturing costs and increasing net product sales by increasing the availability of existing products, by the introduction of new products and by expanding our customer base. We are also dependent on the overall state of the semiconductor industry and the demand for semiconductor products by equipment manufacturers and our ability to raise additional working capital.

We are continuing our co-development program with DongbuAnam Semiconductor to develop a semiconductor process module that combines our nonvolatile technology with Anam's advanced 0.25-micron digital CMOS fabrication line. CMOS is the semiconductor technology used in the transistors that are manufactured into most of today's computer microchips. The module incorporates silicon oxide nitride oxide silicon or SONOS technology, which will be used to manufacture both high density SONOS flash and nonvolatile static random access memories, for stand alone and embedded products. During 2002 and through December 31, 2004, our research and development team along with the research and development team of Amkor Technology, the predecessor of Anam, worked aggressively on the co-development program. Our 1-megabit 3-volt nonvolatile static random access memory was the primary development vehicle. In February 2003, Amkor Technology sold controlling interest of its wafer fabrication facility to DongbuAnam Semiconductor. All contractual obligations were transferred to Anam U.S.A., a wholly owned subsidiary of DongbuAnam Semiconductor. Our co-development program has not been affected by the change in ownership and we do not expect any material changes in the support required to complete the program. In August 2003, we received the first complete processed silicon from this development, which yielded working samples of our new 1-megabit 3-volt nonvolatile semiconductor memory product. We began shipping samples of our new 1-megabit 3-volt nonvolatile semiconductor memory product in September 2003. During the third quarter of 2004, we began receiving initial production orders.

We are currently shipping 1-megabit products tested to production requirements on a provisional qualification and plan to have qualification complete early in mid-2005. We cannot assure you that we will not discover technical problems or manufacturing concerns with this new product, that demand will develop for the new product or that we will be able to sell this new product at a profit.

As of December 31, 2004, we had a backlog of unshipped customer orders of approximately $1,971,000 we expect to fill by June 30, 2005. Orders are cancelable without penalty at the option of the purchaser prior to 30 days before scheduled shipment and therefore are not necessarily a measure of future product revenue.

Chartered closed its wafer fabrication facility #1 in March 2004. We have purchased silicon wafers, the raw materials used to produce our nonvolatile semiconductor memory products, from fabrication facility #1. We have been working with Chartered to transfer the manufacturing process of our memory wafers to Chartered's facility #2. Chartered's facility #2 is newer and more modern than its facility #1, processing 8 inch wafers rather than the older 6 inch wafers that were processed in facility #1. In the third and fourth quarter of 2004, we qualified and began shipping our 4-kilobit, 16-kilobit, 64-kilobit, 5-volt 256-kilobit and 3-volt 256-kilobit nonvolatile semiconductor memory product built on silicon wafers received from Chartered's facility #2.

We cannot assure you that the growth in demand, or demand for our products, will increase in the future. Through 2004, we were dependent on our 0.8-micron products for revenue, for which customer demand has remained substantially flat over the past twelve months. We continue to explore alternatives to further reduce our cost to manufacture our existing products built on 0.8-micron technology. We do anticipate that once the transfer is complete and our customer demand transitions to the 0.25-micron product family from DongbuAnam, it will have a positive affect on our gross margins. We are currently reviewing additional cost reduction measures that may have the potential to improve our earnings.

During the years ended December 31, 2004 and 2003, we purchased all of our silicon wafers to produce our 0.8-micron nonvolatile static random access memory products from a single supplier, Chartered. Approximately 98% and 92% of our semiconductor device sales for 2004 and 2003, respectively, were from finished units produced from these silicon wafers. We had an agreement with Chartered to provide wafers through September 1998.. Although Chartered continues to provide us wafers under the terms defined in this contract we do not have a current signed agreement. DongbuAnam Semiconductor provides silicon wafers for our 0.25-micron process to support our 1-megabit product family. Approximately 2% of our semiconductor product sales for the twelve months ended December 31, 2004 were from finished units produced from these silicon wafers.

We entered into a Process Transfer Agreement with X-FAB to install our silicon-nitride-oxide-semiconductor technology into its wafer fabrication facility to provide an additional manufacturing source to material supplied by Chartered. Due to a lack of Simtek and X-FAB resources required to install our nonvolatile semiconductor memory process into X-FAB and the marginal anticipated return-on-investment, we ceased the installation of our nonvolatile semiconductor memory process into X-FAB's wafer fabrication facility in August 2004.

Zentrum Mikroelektronik Dresden has established production and sales of nonvolatile static random access memory products. We believe that this second source for nonvolatile static random access memory products, may have a positive impact on our business because many large manufacturers require two sources from which to purchase product. We will not be receiving any further license payments from our contract with Zentrum Mikroelektronik Dresden. We also, however, expect increased competition from Zentrum Mikroelektronik Dresden with respect to nonvolatile static random access memory products.

We intend to continue designing, developing and subcontracting the production of our memory products. We also propose to continue to sell to existing and new customers through our normal sales and marketing efforts. We will also begin development of high performance data communications products based on silicon germanium process expertise gained through our acquisition of Q-DOT Group. We believe that the addition of data communication products will allow us to expand our product offering into new applications and additional customers. We anticipate that this will reduce our dependence on any single product line and provide additional potential sources of revenue.

Our ability to achieve profitability will depend primarily on our ability to continue reducing our manufacturing costs and increasing net product sales by improving the availability of existing products, by the introduction of new products and by expanding our customer base. With the positive feedback we have received from the customers who we have sampled our new 1-megabit product with, we expect to ramp production of this product early in 2005. In order to achieve these goals, we are dependent on the overall state of the semiconductor industry and the demand for semiconductor products by equipment manufacturers.

Liquidity and Capital Resources

As described in "Item 5. Market for Registrant's Common Stock and Related Security Holder Matters", on October 12, 2004, we closed a $2,500,000 equity financing with SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD and on November 7, 2003, we closed our $1,500,000 equity financing with Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth & Investment Trust PLC and BFSUS Special Opportunities Trust PLC.

Also, on July 1, 2002, we received $3,000,000 in a financing transaction with Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth & Investment Trust PLC and BFSUS Special Opportunities Trust PLC. RENN Capital Group, Inc. is the agent for the RENN investment funds. One of our directors holds the position of Senior Vice President of RENN Capital Group. The $3,000,000 funding consists of convertible debentures with a 7-year term at a 7.5% per annum interest rate; each of the RENN investment funds invested $1,000,000. The holder of the debentures has the right, at any time, to convert all, or in multiples of $100,000, any part of the debenture into fully paid and nonassessable shares of our common stock. The debentures are convertible into our common stock at $0.312 per share, which was in excess of the market price per share on July 1, 2002. Based on the conversion rate of $0.312 per share, it would entitle each RENN investment fund to 3,205,128 shares, totaling approximately

21% post-conversion for the three RENN investment funds, of our outstanding common stock, assuming no other options or warrants are exercised. During the first nine months of 2003 and the twelve months ended December 31, 2004, we were not in compliance with two of the covenants set forth in the loan agreement. Through December 31, 2004, we were not in compliance with two of the covenants set forth in the loan agreement. These covenants relate to the interest coverage ratio and debt to equity ratio. On March 16, 2005, we received a waiver for the two covenants through January 1, 2006. However, significant variances in future actual operations from our current estimates could result in the reclassification of this note to current liabilities.

The change in cash flows for the twelve months ended December 31, 2004 used in operating activities was primarily a result of a net loss of $3,670,354, which is offset by $479,825 in depreciation and amortization. The changes in cash flow used in operating activities also reflected increases in allowance accounts, loss on disposal of assets, accounts receivable, inventory, prepaid expenses and other, accounts payable, and accrued expenses of $122,691, $75,110, $938,732, $684,954, $1,545, $1,084,289, and $207,939, respectively. The increase of $938,732 in accounts receivable was directly related to the increase in revenue for the fourth quarter of 2004. The $684,954 increase in inventory and $1,084,289 increase in accounts payable was due to the receipt of raw materials at the end of December 2004 required to support first quarter 2005 shipments. The $75,100 loss on disposal of assets, was primarily related to writing off the capital expenditures purchased for the installation of our process at X-FAB. The change in cash flows used in investing activities of $610,875 was primarily due to the purchase of equipment required to test our nonvolatile semiconductor memory products and reticles required to produce our wafers. The change in cash flows provided by financing activities of $2,335,121 was primarily due to the equity financing of $2,248,851 (after expenses) we received in October 2004, payments on a line of credit of $150,000, payments on capital leases of $124,472 and $360,742 received from the exercise of stock options by certain employees.

The change in cash flows for the year ended December 31, 2003 used in operating activities was primarily a result of a net loss of $2,272,641, which is offset by $497,701 in depreciation and amortization, decreases in allowance accounts, accounts receivable, inventory, prepaid expenses, accounts payable and deferred revenue of $16,376, $402,361, $411,358, $114,542, $49,314 and $40,500, respectively and increases in accrued expenses of $64,626. The decrease of $402,361 in accounts receivable was directly related to certain customers paying invoices within our payment terms. The decrease in inventory was primarily due to an increase in finished goods shipments at the end of 2003. The decrease in prepaid expenses of $114,542 was due primarily to the renegotiation of certain software licenses. The decrease in accounts payable of $49,314 was primarily due to the timing of payments for standard operating expenses. The increase in accrued expenses was due primarily to increased vacation payable. The increase in vacation payable has occurred due to certain employees not using as much vacation time. The change in cash flows used in investing activities of $501,244 was primarily due to the purchase of equipment required to test our nonvolatile semiconductor memory products and software acquired for research and development activities. The cash flows provided by financing activities of $1,640,296 was due to $1,475,515 (after expenses) received from the November 2003 equity financing transaction we did with the selling security holders, net borrowings on a line of credit of $150,000, proceeds of $183,131 for the exercise of stock options by certain employees less payments on a capital lease obligation of $168,350.

Short-term liquidity.

Our cash balance at December 31, 2004 was $2,146,790.

Our future liquidity will depend on our revenue growth and our ability to sell our products at positive gross margins and control of our operating expenses. Over the coming twelve months, we expect to spend approximately $8,000,000 for operating expenses assuming revenue growth and no significant change in marketing or product development strategies. We expect to meet these capital needs from sales revenues and, to the extent we do not have sufficient revenues, from our existing cash reserves. If we are unable to meet our capital needs, through these means, it may be necessary for us to raise more capital.

Long-term liquidity.

We continue to evaluate our long-term liquidity. Our growth plans may require additional funding from outside sources. We are in ongoing discussions with investment banking organizations and potential lenders to ensure access to funds as required.

Critical Accounting Polices and Estimates

Simtek's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. A summary of these significant accounting policies can be found in Simtek's Notes to Consolidated Financial Statements included in this Form 10-KSB. The estimates used by management are based upon Simtek's historical experiences combined with managements understanding of current facts and circumstances. Certain of our accounting polices are considered critical as they are both important to the portrayal of our financial condition and the results of our operations and require significant or complex judgments on our part. We believe that the following represent the critical accounting policies of Simtek as described in Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, which was issued by the Securities and Exchange Commission: inventories; deferred income taxes; allowance for doubtful accounts; and, allowance for sales returns.

The valuation of inventories involves complex judgments on our part. Excess finished goods inventories are a natural component of market demand of semiconductor devices. We continually evaluate and balance the levels of inventories based on sales projections, current orders scheduled for future delivery and historical product demand. While certain finished goods items will sell out, quantities of other finished goods items will remain. These finished goods are reserved as excess inventory. We believe we have adequate controls with respect to the amount of finished goods inventories that are anticipated to become excess. While we believe this process produces a fair valuation of inventories, changes in general economic conditions of the semiconductor industry could materially affect valuation of our inventories.

The allowance for doubtful accounts reflects a reserve that reduces customer accounts receivable to the net amount estimated to be collectible. Estimating the credit worthiness of customers and the recoverability of customer accounts requires management to exercise considerable judgment. In estimating uncollectible amounts, we consider factors such as industry specific economic conditions, historical customer performance and anticipated customer performance. While we believe our processes to be adequate to effectively quantify our exposure to doubtful accounts, changes in industry or specific customer conditions may require us to adjust our allowance for doubtful accounts.

We record an allowance for sales returns as a net adjustment to customer accounts receivable. The allowance for sales returns consists of two separate segments, distributor stock rotation and distributor price reductions. When we record the allowance, the net method reduces customer accounts receivables and gross sales. Generally, we calculate the stock rotation portion of the allowance based upon distributor inventory levels. The contracts we have with our distributors allow them to return to us a 5% percent of their inventory in exchange for inventory that better meets their demands. At times, we are required to allow our distributors to lower the selling price of a specific device in order to meet competition. When this occurs, we record an allowance for potential credit that our distributors will be requesting. This allowance is based on approved pricing changes, inventory affected and historical data. We believe that our processes to adequately predict our allowance for sales returns are effective in quantifying our exposures due to industry or specific customer conditions.

We record an allowance that directly relates to the warranty of our products for one year. The allowance for warranty return reduces our gross sales. This allowance is calculated by looking at annual revenues and historical rates of our products returned due to warranty issues. While we believe this process adequately predicts our allowance for warranty returns, changes in the manufacturing or design of our product could materially affect valuation of our warranties.

We have various government contracts that are subject to audit by the United States Government. However, audits for the periods ending December 31, 2002 and December 31, 2003 have not been completed. In addition, certain of these contracts are based on our estimate as to their percentage of completion as of the balance sheet date. Our historical experience has not resulted in a material adjustment to prior recorded revenue amounts.

We have recorded a valuation allowance on deferred tax assets. Future operations may change our estimate in connection with potential utilization of these assets.

Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) is effective for public companies for interim or annual periods beginning after June 15, 2005, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows.

SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. The new standard will be effective for us beginning July 1, 2005. We have not yet completed our evaluation but expect the adoption to have an effect on the financial statements similar to the pro-forma effects reported above.

In November 2004, the FASB issued SFAS 151, Inventory Costs, which revised ARB 43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS 151 will have a material impact on our financial statements.

The FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which changes the guidance in APB Opinion 29, Accounting for Nonmonetary Transactions. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS 153 will have a material impact on our financial statements.

Inflation

The impact of inflation on our business has not been material.

Off Balance-Sheet Arrangements

We are party to a lease agreement with Baja Properties, LLC as landlord pursuant to which we lease approximately 16,000 square feet of space in Colorado Springs, Colorado. The lease is scheduled to expire on February 28, 2013. Our monthly rental payment obligation is approximately $16,000.

Description of Property

We do not own any property. We do not have a policy:

1. limiting the percentage of assets which may be invested in any one investment or type of investment

2. regarding whether we acquire assets primarily for possible capital gain or primarily for income, or

3. with respect to investments in real estate, interests in real estate, real estate mortgages, or securities of or interests in persons primarily engaged in real estate activities.

SIMTEK CORPORATION

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Simtek Corporation
Colorado Springs, Colorado

We have audited the consolidated balance sheet of Simtek Corporation and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simtek Corporation and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
January 18, 2005, except for the first paragraph under the caption "Liquidity" in Note 1 and except for Note 3, as to which the date is March 16, 2005

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 2,146,790
Accounts receivable – trade, net of allowance for doubtful accounts and return allowances of approximately $262,000	2,777,164
Inventory, net	1,869,842
Prepaid expenses and other current assets	131,099
Total currents assets	6,924,895
EQUIPMENT AND FURNITURE, net	942,790
DEFERRED FINANCING COSTS	74,684
OTHER ASSETS	33,450
TOTAL ASSETS	$ 7,975,819

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 2,122,923
Accrued expenses	582,615
Accrued vacation payable	189,815
Accrued wages	31,205
Obligation under capital leases	47,310
Total current liabilities	2,973,868
DEBENTURES	3,000,000
OBLIGATIONS UNDER CAPITAL LEASES, NET OF CURRENT PORTION	13,024
Total liabilities	5,986,892
COMMITMENTS AND CONTINGENCIES (Notes 4 and 6)	
SHAREHOLDERS' EQUITY:	
Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued	-
Common stock, $.01 par value; 300,000,000 shares authorized, 62,881,679 shares issued and 62,871,679 shares outstanding	628,817
Additional paid-in capital	41,778,120
Treasury stock, at cost; 10,000 shares	(12,504)
Accumulated deficit	(40,405,506)
Total shareholders' equity	1,988,927
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,975,819

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED DECEMBER 31,	
	2004	2003
NET SALES	$ 14,902,193	$ 14,503,771
Cost of sales	10,038,353	9,621,249
GROSS MARGIN	4,863,840	4,882,522
OPERATING EXPENSES:		
Research and development costs	5,308,469	4,518,528
Sales and marketing	1,943,091	1,546,774
General and administrative	1,061,121	847,503
Total operating expenses	8,312,681	6,912,805
LOSS FROM OPERATIONS	(3,448,841)	(2,030,283)
OTHER INCOME (EXPENSE):		
Interest income	26,484	30,116
Interest expense	(241,254)	(254,144)
Other expense	(6,743)	(18,330)
Total other income (expense)	(221,513)	(242,358)
LOSS BEFORE PROVISION FOR INCOME TAXES	$ (3,670,354)	$ (2,272,641)
Provision for income taxes	-	-
NET LOSS	$ (3,670,354)	$ (2,272,641)
NET LOSS PER COMMON SHARE:		
Basic and diluted EPS	$ (.06)	$ (.04)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:		
Basic and diluted	58,586,411	54,889,008

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	COMMON STOCK		ADDITIONAL PAID-IN	TREASURY	ACCUMULATED	TOTAL SHAREHOLDERS'
	SHARES	AMOUNT	CAPITAL	STOCK	DEFICIT	EQUITY
BALANCES, January 1, 2003	54,382,273	$ 543,823	$ 37,594,875	$ (12,504)	$ (34,462,511)	$ 3,663,683
Exercise of stock options	679,097	6,791	176,340	-	-	183,131
Equity financing November 7, 2003, net of $24,485 in costs	1,651,982	16,520	1,458,995	-	-	1,475,515
Net loss	-	-	-	-	(2,272,641)	(2,272,641)
BALANCES, December 31, 2003	56,713,352	567,134	39,230,210	(12,504)	(36,735,152)	3,049,688
Exercise of stock options	1,008,368	10,083	350,659	-	-	360,742
Equity financing October 12, 2004, net of $251,150 in costs	5,159,959	51,600	2,197,251	-	-	2,248,851
Net loss	-	-	-	-	(3,670,354)	(3,670,354)
BALANCES, December 31, 2004	62,881,679	$ 628,817	$ 41,778,120	$ (12,504)	$ (40,405,506)	$ 1,988,927

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,670,354)	$ (2,272,641)
Adjustments to reconcile net loss to net cash used in operating Activities:		
Depreciation and amortization	479,825	497,701
Loss on disposal of assets	75,110	36,542
Net change in allowance accounts	122,691	(16,376)
Deferred financing fees	16,596	16,596
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(938,732)	402,361
Inventory	(684,954)	411,358
Prepaid expenses and other	(1,545)	114,542
Increase (decrease) in:		
Accounts payable	1,084,289	(49,314)
Accrued expenses	207,939	64,626
Deferred revenue	-	(40,500)
Net cash used in operating activities	(3,309,135)	(835,105)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Release of restricted cash	300,000	-
Purchase of equipment and furniture, net	(610,875)	(501,244)
Net cash used in investing activities	(310,875)	(501,244)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings from line-of credit and the issuance of a note	-	250,000
Payments on notes payable and line of credit	(150,000)	(100,000)
Payments on capital lease obligation	(124,472)	(168,350)
Equity financing October 2004 and November 2003, net	2,248,851	1,475,515
Exercise of stock options	360,742	183,131
Net cash provided by financing activities	2,335,121	1,640,296
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,284,889)	303,947
CASH AND CASH EQUIVALENTS, beginning of year	3,431,679	3,127,732
CASH AND CASH EQUIVALENTS, end of year	$ 2,146,790	$ 3,431,679
SUPPLEMENTAL CASH FLOW INFORMATION:		
Purchase of equipment through payables and capital leases	$ -	$ 144,160
Cash paid for interest	$ 242,180	$ 253,219

See accompanying notes to these consolidated financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business Operations - Simtek Corporation (the "Company") designs, develops, markets and subcontracts the production of high performance nonvolatile semiconductor memories and programmed semiconductor logic products. The Company's operations have concentrated on the design and development of the 1-megabit, 256-kilobit, 64-kilobit, and 16-kilobit nonvolatile semiconductor memory product families and associated products and technologies as well as the development of sources of supply and distribution channels. The Company also provides electronics engineering research and development contracts.

Consolidation Policy - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Q-DOT. All significant intercompany accounts and transactions have been eliminated in consolidation.

Liquidity - During 2004, the Company incurred a net loss of approximately $3,670,000 and has accumulated deficits of $40,406,000 as of December 31, 2004. The Company was also not in compliance with its debentures throughout 2004, but was successful in obtaining waivers from the debenture holders. Also during the fourth quarter of 2004, the Company raised equity capital of $2,248,000 and has working capital of $3,951,000 as of December 31, 2004.

The Company operates in a volatile industry, whereby its average selling prices and product costs are influenced by competitive factors. Furthermore, the Company continues to incur significant research and development costs for product development. These factors create pressures on sales, costs, earnings and cash flows, which will impact liquidity. The Company, however, has been successful in the past in raising capital and has no short-term financings as of December 31, 2004.

If the Company is unable to achieve profitable operations in 2005 it may result in increased liquidity pressure on the Company, whereby it might be required to enter into debt or equity arrangements that may not be as otherwise favorable to the Company.

Revenue Recognition, Semiconductor Products - Product sales revenue is recognized when a valid purchase order has been received and the products are shipped to customers, including distributors. Customers receive a one-year product warranty and sales to distributors are subject to a limited product exchange program and product pricing protection in the event of changes in the Company's product price. The Company provides a reserve for possible product returns, price changes and warranty costs at the time the sale is recognized.

Revenue Recognition, Government Contracts - Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned. Revenues from fixed-price contracts are recognized on the percentage-of-completion method. The percentage-of-completion is measured by the total costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Because of inherent uncertainties in estimating costs, it is reasonably possible that the estimates used will change within the near term.

Contract Revenues and Related Costs - Substantially all of Q-DOT revenues result from contract services performed for the various agencies of United States Government (the "Government") under a variety of contracts and subcontracts, some of which provide for reimbursement of costs-plus-fees, and others which are fixed-price. The majority of the contracts are for services performed in Colorado. For some services rendered on Government contracts, the time between providing the services and the final cash realization from the sale of such services may extend two or more years.

Costs on contracts with the government (including allocable indirect costs) are subject to audit and adjustment by negotiations between the Company and Government representatives. Costs submitted for reimbursement are subject to Government audits for compliance with government cost accounting standards, federal acquisitions regulations and other contract terms. Negotiations for all of the years through December 31, 2002 have been completed without any material adjustments. Management does not believe the results of the December 31, 2003 and December 31, 2004 government audits and subsequent negotiations will have a material effect on the accompanying financial statements.

Fair Value of Financial instruments - The Company's short-term financial instruments consist of cash, accounts receivable, and accounts payable and accrued expenses. The carrying amounts of these financial instruments approximate fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk principally of cash and accounts receivable.

The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivate financial instruments.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2004, substantially all of the Company's cash and cash equivalents were held by a single bank, of which approximately $1,969,298 was in excess of Federally insured amounts.

Receivables and Credit Policies - Trade receivables consist of uncollateralized customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. In most cases, trade receivables are applied to a specific identified invoice. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may not be collectible.

Inventory - The Company records inventory using the lower of cost (first-in, first-out) or market. Inventory at December 31, 2004 included:

Raw materials	$ 68,955
Work in progress	1,765,044
Finished goods	204,423
	2,038,422
Less reserves for excess inventory	(168,580)
	$ 1,869,842

Depreciation & Amortization - Equipment and furniture are recorded at cost. Depreciation is provided over the assets' estimated useful lives of three to seven years using the straight-line and accelerated methods. The cost and accumulated depreciation of furniture and equipment sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is included in operations. Maintenance and repairs are charged to operations as incurred and betterments are capitalized. The Company has patents and trademarks valued at $125,000 which were capitalized and recorded as intangible assets. The Company is currently amortizing the patents and trademarks over a five year life.

Research and Development Costs - Research and development costs are charged to operations in the period incurred. Total research and development costs for the twelve months ending December 31, 2004 and December 31, 2003 were $5,308,469 and $4,518,528, respectively.

Advertising - The Company incurs advertising expense in connection with the marketing of its product. Advertising costs are expensed as advertising takes place. Advertising expense was $82,505 and $39,660 in 2004 and 2003, respectively.

Loss Per Share - Basic Earnings Per Share ("EPS") is calculated by dividing the income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As the Company incurred losses in 2003 and 2004, all common stock equivalents would be considered anti-dilutive. For purposes of calculating diluted EPS, 5,990,085 and 5,794,081 options for 2004 and 2003, respectively, were excluded from diluted EPS as they had an anti-dilutive effect.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates. The Company's financial statements are based upon a number of significant estimates, including the allowance for doubtful accounts, technological obsolescence of inventories, the estimated useful lives selected for property and equipment, sales returns, warranty reserve, percentage of completion on projects in process at year-end, potential adjustments for government contracts and the valuation allowance on the deferred tax assets.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of accounts receivable. The Company has no significant off-balance sheet concentrations of credit risk. Accounts receivable are typically unsecured and are derived from transactions with and from customers located worldwide.

Impairment of Long-Lived Assets - In the event that facts and circumstances indicate that the cost of assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Stock-Based Compensation - As permitted under the SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*. As such, compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. Certain pro forma net loss and EPS disclosures for employee stock option grants are included below as if the fair value method as defined in SFAS No. 123 had been applied. Transactions in equity instruments with non-employees for goods or services are accounted for by the fair value method. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value method, the Company's net loss and EPS would have been increased to the pro forma amounts indicated below.

	Years Ended December 31,	
	2004	2003
Net loss as reported	$ (3,670,354)	$ (2,272,641)
Add: Stock based compensation included in reported Net loss	-	-
Deduct: Fair value of stock based compensation	(830,529)	(520,073)
Proforma net loss	$ (4,500,883)	$ (2,792,714)
Net loss as reported – basic and diluted	$ (.06)	$ (.04)
Deduct: Fair value of loss per share	(.01)	(.01)
Proforma net loss – basic and diluted	$ (.07)	$ (.05)

The fair value of each option granted in 2004 and 2003 was estimated on the date of grant using the Black-Scholes option-pricing model with the following:

	Options Granted During	
	2004	2003
Expected volatility	108.26%	122.2%
Risk-free interest rate	2.40%	2.0%
Expected dividends	-	-
Expected terms (in years)	4.0	4.0

Income Taxes - The Company accounts for income taxes under the liability method, whereby current and deferred tax assets and liabilities are determined based on tax rates and laws enacted as of the balance sheet date. Deferred tax expense represents the change in the deferred tax asset/liability balance. Valuation allowances are recorded for deferred tax assets that are not expected to be realized.

Business Segments - The Company has adopted Statement of Accounting Standards No. 131, *Disclosures About Segments of an Enterprise and Related Information* ("SFAS 131"), which established standards for the way companies report information about their operating segments. Prior period amounts have been restated to conform to the requirements of this statement.

Recently Issued Accounting Pronouncements - In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) is effective for public companies for interim or annual periods beginning after June 15, 2006, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows.

SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Proforma disclosure is no longer an alternative. The new standard will be effective for the company, beginning July 1, 2005. The company has not yet completed their evaluation but expects the adoption to have an effect on the financial statements similar to the proforma effects reported above.

In November 2004, the FASB issued SFAS 151, Inventory Costs, which revised ARB 43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 151 will have a material impact on the Company's financial statements.

The FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which changes the guidance in APB Opinion 29, Accounting for Nonmonetary Transactions. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 153 will have a material impact on the Company's financial statements.

2. EQUIPMENT AND FURNITURE:

Equipment and furniture at December 31, 2004 consisted of the following:

Leased equipment under capital leases	$ 147,660
Research and development equipment	1,993,829
Computer equipment and software	2,091,595
Office furniture	236,360
Other equipment	204,632
	4,674,076
Less accumulated depreciation and amortization	(3,731,286)
	$ 942,790

The cost of equipment and furniture acquired for research and development activities that has alternative future use is capitalized and depreciated over its estimated useful life.

Depreciation and amortization expense of $479,825 and $497,701 was charged to operations for the years ended December 31, 2004 and 2003, respectively. Included in the amortization expense for 2004 and 2003 was $100,804 and $112,921, respectively of amortization of software and research and development equipment under capital leases. At December 31, 2004 and December 31, 2003, accumulated amortization for software under capital leases was $421,754 and $320,952, respectively.

3. CONVERTIBLE DEBENTURES:

On July 1, 2002, the Company received funding of $3,000,000 in a financing transaction with Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth & Investment

Trust PLC and BFSUS Special Opportunities Trust PLC. RENN Capital Group, Inc. is the agent for the RENN investment funds. One of the Company's directors holds the position of Senior Vice President of RENN Capital Group. The $3,000,000 funding consists of convertible debentures with a 7-year term at a 7.5% per annum interest rate. Each fund equally invested $1,000,000. The holder of the debenture shall have the right, at any time, to convert all, or in multiples of $100,000, any part of the Debenture into fully paid and nonassessable shares of Simtek Corporation common stock. The debentures are convertible into Simtek common stock at $0.312 per share, which was in excess of the market price per share on July 1, 2002. Based on the conversion rate of $0.312 per share, it would entitle each fund to 3,205,128 shares of Simtek common stock. During the first nine months of 2003 and the twelve months ended December 31, 2004, the Company was not in compliance with two of the covenants set forth in the loan agreement. Through December 31, 2004, the Company was not in compliance with two of the covenants set forth in the loan agreement. These covenants relate to the interest coverage ratio and debt to equity ratio. On March 16, 2005, the Company received a waiver for the two covenants through January 1, 2006. However, significant variances in future actual operations from the Company's current estimates could result in the reclassification of this note to current liabilities.

4. **COMMITMENTS:**

Offices Leases - The Company leases office space under a lease, which expires on February 28, 2013. Monthly lease payments are approximately $16,000.

Through the acquisition of Q-DOT, the Company has non-cancelable long-term lease agreements for office space, office furnishings and equipment that expire at various dates through April 2007.

The Company leases furniture, equipment, and its office under operating leases, which expire over the next nine years.

Future minimum lease payments under the equipment, furniture and office leases described above are as follows:

Years Ending December 31,	
2005	$ 916,027
2006	515,846
2007	371,122
2008	211,069
2009 & After	1,056,780
	$ 3,070,844

Office rent and equipment lease expense totaled $930,076 and $769,870 for the years ended December 31, 2004 and 2003, respectively.

In addition, the Company leases research and development software under four capital leases, which will expire over the next two years. At December 31, 2004, future minimum lease payments under the lease described above is as follows:

Years Ending December 31,	
2005	$ 52,620
2006	8,770
Total net minimum lease payments	61,390
Less interest and taxes	(1,056)
Present value of net minimum lease payments	60,334
Less current portion of capital leases	(47,310)
	$ 13,024

Employment Agreements - Mr. Mitchell is employed as President and Chief Executive Officer pursuant to an employment agreement with the Company. Under the terms of the employment agreement, Mr. Mitchell receives an annual salary of $175,000 and such additional benefits that are generally provided other employees. Mr. Mitchell's employment agreement expired June 1, 2001 but was, and is, automatically renewed for successive one-year terms unless the Company or Mr. Mitchell elects not to renew. If the Company terminates the employment of Mr. Mitchell without cause, Mr. Mitchell is entitled to continuation of his base salary and benefits, mitigated by income Mr. Mitchell may earn, for the remainder of the term of the agreement. Mr. Mitchell is subject to a noncompetition covenant for a period of one year from the date of termination.

5. SHAREHOLDERS' EQUITY:

On October 12, 2004, the Company closed a $2,500,000 equity financing with three separate investment funds, SF Capital Partners, Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD. In exchange for the $2,500,000, the Company issued 4,127,967 shares of its common stock to SF Capital Partners, Ltd, 515,996 shares of its common stock to Bluegrass Growth Fund LP and 515,996 shares of its common stock to Bluegrass Growth Fund LTD. The purchase price was based on a 15% discount to the closing price of the Company's common stock as reported on the Over-the-Counter Bulletin Board on October 11, 2004, resulting in a price of $0.4845 per share. In addition to the shares of common stock, SF Capital Partners Ltd., Bluegrass Growth Fund LP, and Bluegrass Growth Fund LTD received warrants to acquire 2,063,984, 257,998, and 257,998 shares of the Company's common stock, respectively. The warrants have a 5-year term with an exercise price of $0.627 per share. Merriman Curhan Ford & Co., the placement agent for the $2,500,000 equity financing received a cash payment of $187,500 and warrants to acquire 386,997 shares of the Company's common stock

On November 7, 2003, the Company closed a $1,500,000 equity financing with the RENN investment funds. One of the Company's directors holds the position of Senior Vice President of RENN Capital Group. In exchange for the $1,500,000, the Company issued 550,661 shares of our common stock to each of the three RENN investment funds, Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth & Investment Trust PLC and BFSUS Special Opportunities Trust PLC. The purchase price was based on the average closing price of the Company's common stock as reported on the Over-the-Counter Bulletin Board over the five trading days before closing, which average closing price was $0.908 per share. In addition to the shares of common stock, each fund received warrants to acquire 250,000 shares of the Company's common stock. The warrants have a 5-year term with 125,000 shares being exercisable at $1.25 per share and 125,000 shares being exercisable at $1.50 per share.

Warrants - A summary of the warrants outstanding as of December 31, 2004, is as follows:

Warrant Holder	Description	Issue Date	# of Warrants Outstanding	Expiration Date	Per Warrant Exercise Price	Extended Value of Warrants
BFSUS Special Opportunities Trust Plc.	Warrants	11/7/2003	125,000	11/7/2008	$ 1.25	$ 156,250
BFSUS Special Opportunities Trust Plc.	Warrants	11/7/2003	125,000	11/7/2008	$ 1.50	$ 187,500
Renaissance US Growth & Investment Trust Plc.	Warrants	11/7/2003	125,000	11/7/2008	$ 1.25	$ 156,250
Renaissance US Growth & Investment Trust Plc.	Warrants	11/7/2003	125,000	11/7/2008	$ 1.50	$ 187,500
Renaissance Capital Growth & Income Fund III	Warrants	11/7/2003	125,000	11/7/2008	$ 1.25	$ 156,250
Renaissance Capital Growth & Income Fund III	Warrants	11/7/2003	125,000	11/7/2008	$ 1.50	$ 187,500
SF Capital Partners Ltd.	Warrants	10/12/2004	2,063,984	10/12/2009	$ 0.627	$ 1,294,118
Bluegrass Growth Fund Ltd	Warrants	10/12/2004	257,998	10/12/2009	$ 0.627	$ 161,765
Bluegrass Growth Fund Lp	Warrants	10/12/2004	257,998	10/12/2009	$ 0.627	$ 161,765
Merriman Curhan Ford & Co.	Warrants	10/12/2004	386,997	10/12/2009	$ 0.627	$ 242,647
Total Warrants			3,716,977			$ 2,891,545

Stock Option Plans - The Company has approved two stock option plans that authorize 600,000 incentive stock options and 9,900,000 non-qualified stock options that may be granted to directors, employees, and consultants. On September 26, 2001, the Incentive Stock Option Plan terminated. All options outstanding at the time of the plan termination may be exercised in accordance with their terms. The Non-Qualified Stock Option Plan which was adopted in 1994 remains in effect. The plans permitted the issuance of incentive and non-statutory options and provide for a minimum exercise price equal to 100% of the fair market value of the Company's common stock on the date of grant. The maximum term of options granted under the plans are 10 years and options granted to employees expire three months after the termination of employment. In 2004, the Non-Qualified Stock Option Plan was extended for 10 more years. None of the options may be exercised during the first six months of the option term.

Following is a summary of activity under these stock option plans for the years ended December 31, 2004 and 2003:

	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	5,794,081	$ .45	5,539,386	$ .47
Granted	1,439,334	.78	1,224,500	.21
Expired	-	-	(45,000)	(.13)
Exercised	(1,001,231)	(.36)	(679,097)	(.27)
Cancelled	(242,099)	(1.15)	(245,708)	(.39)
Outstanding, end of year	5,990,085	$ .64	5,794,081	$ .45

All options granted during 2004 and 2003, were at the current market price and the weighted average fair value was $0.78 and $0.17, respectively. At December 31, 2004, options for 4,776,078 shares were exercisable and of the remaining options of 1,214,007; 758,354, 406,285 and 49,368 shares will become exercisable in 2005, 2006, and 2007, respectively.

The following information summarizes stock options outstanding at December 31, 2004:

	Outstanding			Exercisable	
		Weighted Average			
Exercise Price	Number Outstanding	Remaining Contractual Life in Months	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.14-$0.18	1,123,632	55	$ 0.16	721,681	$ 0.17
$0.25-$0.41	2,329,119	45	$ 0.35	2,274,598	$ 0.35
$0.60-$0.90	823,000	52	$ 0.68	756,333	$ 0.66
$1.13-$1.44	1,439,334	55	$ 1.23	913,049	$ 1.25
$1.50-$1.90	275,000	59	$ 1.73	110,417	$ 1.66
	5,990,085			4,776,078	

Incentive Stock Option Plan - At the time of the acquisition of Q-DOT, Q-DOT had an Incentive Stock Option Plan for the benefit of its employees. At December 31, 2000, Q-DOT had outstanding options to purchase 5,356 shares of its stock. At the time of closing, these options converted into 94,601 options to purchase Simtek Common Stock. No further options will be issued under this plan and all options outstanding will continue to vest per their original vesting schedule. These options have not been included in the above tables. As of December 31, 2004 there were 83,049 options to purchase Simtek Common Stock outstanding.

Other - Preferred Stock may be issued in such series and preferences as determined by the Board of Directors.

6. SIGNIFICANT CONCENTRATION OF CREDIT RISK, MAJOR CUSTOMERS, AND OTHER RISKS AND UNCERTAINTIES:

Sales by location for the years ended December 31, 2004 and 2003 were as follows (as a percentage of sales):

	2004	2003
United States	38%	46%
Europe	10%	11%
Far East	42%	38%
Other	10%	5%
Total	100%	100%

Sales from Government contracts accounted for approximately 12% and 15% of total sales for the years ended December 31, 2004 and 2003, respectively. Sales from the Company's military products accounted for approximately 18% and 12% of total sales for the years ended December 31, 2004 and 2003, respectively.

Sales to unaffiliated customers which represent 10% or more of the Company's sales for the years ended December 31, 2004 and 2003 were as follows (as a percentage of sales) :

Customer	2004	2003
A	11%	16%
B	11%	5%
C	13%	6%

All customers identified above are from the semiconductor segment of the Company's business.

At December 31, 2004, the Company had gross trade receivables totaling $1,285,393 due from the above three customers.

In 2004 and 2003, the Company purchased all of its memory wafers, based on 0.8 micron technology from a single supplier Chartered Semiconductor Manufacturing. Approximately 86% and 78% of the Company's net revenue for 2004 and 2003, respectively, were from finished units produced from these wafers. The Company had an agreement with Chartered Semiconductor Manufacturing to provide wafers, which expired in September 1998. This agreement has not been extended or terminated, however, this supplier still provides wafers to the Company. However, the Company has maintained a good relationship with Chartered for the pricing and delivery of the Company's wafers. Due to not having a contract with Chartered Semiconductor Manufacturing and the volatility of the semiconductor market, the Company may not have control over the pricing and availability of the wafers the Company requires in order to build the Company's products. The risk of the Company not receiving the products and pricing the Company needs from Chartered Semiconductor Manufacturing has escalated. If the Company is unable to obtain the products and pricing it needs, the Company's business could suffer.

In addition, the Company purchased all of its logic wafers from two suppliers located in Singapore and Taiwan. Approximately 7% of its net revenue for 2003 were from finished units produced from these wafers. In February 2003, the Company received notification from United Microelectronics that it will be unable to supply us with logic wafers after August 2003. The Company supported customers with 0.5 micron logic wafers manufactured at United Microelectronics through December 2003 by offering opportunities to purchase their life-time requirements for these products with deliveries scheduled by the end of the year. As of December 31, 2003, the Company is not supporting sales of logic products to the market.

7. TAXES:

Deferred taxes result from temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The components of deferred taxes are as follows:

	Deferred Tax Assets (Liability)
Current:	
Allowance for doubtful accounts	$ 5,000
Reserves	203,000
Accrued expenses	102,000
Net current deferred tax before valuation allowance	310,000
Valuation allowance	(310,000)
Total current deferred tax	$ -
Non-Current:	
Net operating losses	$ 13,303,000
Property and equipment	5,000
Intangibles	1,054,000
Net non-current deferred tax asset before valuation allowance	14,362,000
Valuation allowance	(14,362,000)
Total non-current deferred tax asset	$ -

The net current and non-current deferred tax assets have a 100% valuation allowance resulting from the inability to predict sufficient future taxable income to utilize the assets. The valuation allowance for 2004 increased $1,720,000 and decreased $525,000 in 2003.

At December 31, 2004, the Company has approximately $36,000,000 available in net operating loss carryforwards which begins to expire from 2005 to 2016. As a result of certain non-qualified stock options which have been exercised, approximately $4,236,000 of the net operating loss carryforward will be charged to "paid-in capital," when, and if, the losses are utilized. Also, a substantial portion of the net operating loss may be subject to Internal Revenue Code Section 382 limitations.

Total income tax expense for 2004 and 2003 differed from the amounts computed by applying the U.S. Federal statutory tax rates to the pre-tax loss as follows:

	2004	2003
Statutory rate	(34.0)%	(34.0)%
State income taxes, net of Federal income tax benefit	(3.3)%	(3.3)%
Increase (reduction) in valuation allowance related to net operating loss carryforwards and change in temporary differences	37.3%	37.3%
	$ -	$ -

8. BUSINESS SEGMENTS:

The Company has two reportable segments. One segment designs and produces semiconductor devices for sale into the semiconductor market. The second segment specializes in advanced technology research and development for data acquisition, signal processing, imaging and data communications that is supported by government and commercial contracts. Although both segments are managed as part of an integrated enterprise, they are reported herein in a manner consistent with the internal reports prepared for management.

Transactions between reportable segments are recorded at cost. Substantially all operating expenses are identified per each segment. Substantially all of the Company's assets are located in the United States of America.

Description	Years	Semiconductor Devices	Government Contracts	Total
Net sales	2004	$ 13,092,441	$ 1,809,752	$ 14,902,193
	2003	12,262,820	2,240,951	14,503,771
Net income (loss)	2004	$ (3,730,610)	$ 60,256	$ (3,670,354)
	2003	(2,388,730)	116,089	(2,272,641)
Interest income	2004	$ 26,436	$ 48	$ 26,484
	2003	30,116	-	30,116
Interest expense	2004	$ (241,254)	$ -	$ (241,254)
	2003	(254,144)	-	(254,144)
Depreciation and amortization	2004	$ 442,084	$ 37,741	$ 479,825
	2003	469,498	28,203	497,701
Total assets	2004	$ 7,063,513	$ 912,306	$ 7,975,819
	2003	7,302,829	694,958	7,997,787

Item 8: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None in 2004.

Item 8A: Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

Douglas Mitchell, who serves as the Company's chief executive officer and chief financial officer (acting), after evaluating the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date") concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported as specified in the SEC's rules and forms and to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

(b) Changes in internal control over financial reporting.

There were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

PART III

Item 9: Directors, Executive Officers, Promoters and Control Persons: Compliance with Section 16(a) of the Exchange Act

Our directors and executive officers are as follows:

Name	Age	Position
Douglas M. Mitchell	55	Director, Chief Executive Officer, President and Chief Financial Officer (acting) and Chairman of the Board of Q-DOT Group, Inc.
Thomas Linnenbrink	61	Director, President, Chief Executive Officer, and Technical Director of Q-DOT subsidiary
Donald G. Carrigan	57	Vice President of Sales and Marketing, Corporate Secretary
David W. Still	49	Vice President of Engineering
Harold Blomquist	52	Chairman of the Board
Alfred Stein	72	Director
Robert H. Keeley	64	Director
Ronald Sartore	55	Director
Robert C. Pearson	69	Director

Douglas M. Mitchell served as our Chief Operating Officer from July 1, 1997 until January 1, 1998 at which time he became Chief Executive Officer, President and a director. Mr. Mitchell's current term of office as a director expires in 2007. Mr. Mitchell is also the Chairman of the Board of our subsidiary, Q-DOT Group. Mr. Mitchell has over 20 years of experience in the semiconductor and electronics systems industry holding various marketing and sales management positions. Prior to joining us, he was President and Chief Executive Officer of a wireless communications company, Momentum Microsystems. Previously, Mr. Mitchell was Vice President of Marketing and Sales for Array Microsystems, a digital signal processing integrated circuit company specializing in video image processing. Prior to this Mr. Mitchell was Vice President of Marketing with SGS-Thomson Microelectronics, responsible for marketing and applications engineering of Digital Signal Processing, transputer, microcontroller and graphics products in North America. SGS-Thomson had acquired Inmos Corporation where Mr. Mitchell had been Manager, US Marketing and Sales. Mr. Mitchell has held management positions at Texas Instruments and Motorola and has been responsible for various product definition and product development. Mr. Mitchell holds a Bachelors degree in electrical engineering from the University of Texas and a Masters of Business Administration degree from National University.

Thomas E. Linnenbrink, has served as President, Chief Executive Officer, Technical Director and a director of Q-DOT, Inc. since he co-founded it in 1977. Mr. Linnenbrink also founded Q-DOT Group, in 1990 and served as its President, Chief Executive Officer, and a director until Simtek acquired it in March 2001. Mr. Linnenbrink has served in various technical management and marketing positions for more than 35 years while advancing the state-of-the-art in data acquisition and signal processing. He pioneered high-speed charge-coupled device (CCD) and silicon germanium (SiGe) technology and applications. Mr. Linnenbrink has published numerous technical papers and holds more than a dozen patents. He currently chairs IEEE Technical Committee 10, which writes and promotes standards for ADCs, DACs, digital waveform recorders, and pulse technology. Mr. Linnenbrink holds a Bachelors degree in electrical engineering from the Illinois Institute of Technology and a Masters of Science degree in engineering science with emphasis on automatic control from Rensselaer Polytechnic Institute.

Donald G. Carrigan has served as Vice President of Sales and Marketing and Corporate Secretary since joining Simtek in September of 2001. Mr. Carrigan has over 31 years experience in the semiconductor industry. Prior to joining Simtek he was vice president of sales for Ramtron International Corporation and an executive officer of Ramtron. During his 12 years at Ramtron, Mr. Carrigan held various marketing and sales positions as well as General Manager of the ferroelectric product business unit. Prior to joining Ramtron, Mr. Carrigan was with Inmos Corporation for 8 years where he held various positions in engineering and marketing management including the Director of Marketing position. Mr. Carrigan also held positions in engineering management and R & D with NCR Microelectronics and Texas Instruments. Mr. Carrigan holds nine semiconductor patents in circuit design, architecture and process technology. Mr. Carrigan holds a Bachelors degree in Electrical Engineering from the University of Tennessee, Knoxville, Tennessee and a Masters degree in Electrical Engineering from Southern Methodist University, Dallas, Texas.

David W. Still has served as the Vice President of Engineering at Simtek since December of 2001. Mr. Still has over 26 years experience in various corporate, management, and technical positions within the semiconductor industry, where he has successfully managed engineering teams developing products in CMOS, bipolar, and GaAs processes, as well as associated CAD software. Prior to his work at Simtek, he served as Vice President of IC engineering for Comsilica, developing SOC WLAN products for 802.11a and b wireless networks. Previously, he served as manager of the Colorado Design Center for Lattice Semiconductor (formerly Minc), an FGPA / CPLD CAD software company. Mr. Still was also a Vice President of Engineering at Array Microsystems, a digital video product company, where he managed the CMOS IC design and software development groups. He has also held engineering management positions with Prisma and Honeywell. At Honeywell, he received two technical excellence awards for his contributions to PLA designs. Mr. Still has published over 18 technical papers and has received 2 patents. Mr. Still holds a Masters Degree in Electrical Engineering from Arizona State University and a Bachelors Degree in Electrical Engineering from the University of Nebraska.

Harold A. Blomquist was originally appointed as a director in May 1998, resigned from the Board in July 2001 to avoid a potential conflict of interest with his employer and was re-appointed in January 2002. Mr. Blomquist's current term of office as a director expires in 2005. In October 2003, Mr. Blomquist was elected to the position of Chairman of the Board of Directors. He has served as a Director on the Board of Microsemi, Inc. since February 2003 and as a consultant to venture investors and early stage technology companies in the semiconductor and electronic components areas. In the past, he was employed as President and Chief Executive Officer of Morpho Technologies, Inc., Chief Executive Officer of Tower Semiconductor, USA, Inc. Mr. Blomquist served as a member of the Board of Directors of AMIS Holding Co. and Sr. Vice President of AMI Semiconductors. Prior to joining AMI in April 1990, Mr. Blomquist held positions in engineering, sales, and marketing for several semiconductor firms, including Texas Instruments, Inmos Corporation and General Semiconductor. Mr. Blomquist was granted a BSEE degree from the University of Utah and also attended the University of Houston, where he pursued a joint Juris Doctor/MBA course of study.

Alfred J. Stein has served as a director since March 2004, which term expires in 2006. He is currently a Consultant and Advisor to startup companies in the high technology industry. He previously served at VLSI Technology, Inc. as Chairman of the Board and Chief Executive Officer from 1982 until its acquisition by Philips Electronics in 1999. During his tenure, VLSI grew from a venture capital funded start-up to a publicly traded company with revenues in excess of $600 million and over 2,200 employees in more than 25 locations around the world. For more that 40 years, Mr. Stein has played a significant role in the high tech industry, including senior management assignments at both Texas Instruments and Motorola. Mr. Stein was with Texas Instruments for 18 years from 1958 through 1976; his last position was Vice President and General Manager for the Electronics Devices Division. Mr. Stein was with Motorola for 5 years where he was Vice President and Assistant General Manager of Motorola's Semiconductor Sector. He joined VLSI Technology from Arrow Electronics where he had been that company's Chief Executive Officer. Mr. Stein is on the Board of Directors of three publicly traded companies: Advanced Power Technology, ESS Technology, Electronics Boutique and several private startup companies. He also has served on the board of directors at Applied Materials, Radio Shack Corporation and was Chairman of the Board for the Semiconductor Industry Association (SIA). He served on the Board of Trustees for St. Mary's University of Texas.

Robert H. Keeley has served as a director since May 1993. Dr. Keeley's current term of office as a director expires in 2007. He retired in August 2004 from the University of Colorado - Colorado Springs where he was the El Pomar Professor of Business Finance. He currently is Professor Emeritus at the University. From 1986 until he joined the faculty at the University of Colorado at Colorado Springs in 1992, Dr. Keeley was a professor in the Department of Industrial Engineering and Engineering Management at Stanford University. Prior to joining Stanford, he was a general partner of Hill and Carmen (formerly Hill, Keeley and Kirby), a venture capital firm. Dr. Keeley holds a Bachelors degree in electrical engineering from Stanford University, an M.B.A. from Harvard University and a Ph.D. in business administration from Stanford University. Dr. Keeley is also a director of three private companies and is the president of one of them.

Ronald Sartore has served as a director since March 2004, which term expires in 2006. Mr. Sartore has over 30 years experience in the computer and semiconductor fields and is currently the Vice President of High speed Serial Interfaces (HSSI) Business Unit for Cypress Semiconductor's Consumer and Computation Division. Mr. Sartore joined Cypress after Cypress's May 1999 accretive acquisition of Anchor Chips, where he was its CEO, and President. Mr. Sartore founded Anchor chips in 1995 and secured $9.5 million in funding from its majority owner; South Korea's LG Semicon. Prior to that, Mr. Sartore worked as a systems architect for San Diego based AMCC. Previous to AMCC, Mr. Sartore was a technical consultant for Array Microsystems, and an employee of Maximum Storage, both in Colorado Springs. In 1985, Mr. Sartore co-founded Cheetah International, a manufacturer of personal computers and peripherals until its acquisition by Northgate Computers in 1990. Cheetah's products, designed by Sartore, have received acclaim for their high performance and were the subject of articles in numerous trade magazines. Prior to Cheetah, Mr. Sartore has held technical design positions in the following companies: Inmos, in Colorado Springs, Colorado; Synercom Technology, in Sugarland, Texas; Texas Instruments, in Stafford, Texas; NCR, in Millsboro, Delaware; and Sperry Univac, in Blue Bell, Pennsylvania. Mr. Sartore currently holds 12 US patents and obtained a BS degree in Electrical Engineering from Purdue University.

Robert C. Pearson has served as a director since July 2002. Mr. Pearson's current term of office as a director expires in 2005. He joined RENN Capital Group in April 1997 and is Senior Vice President-Investments. From May 1994 to May 1997, Mr. Pearson was an independent financial management consultant primarily engaged by RENN Capital Group. From May 1990 to May 1994, he served as Chief Financial Officer and Executive Vice President of Thomas Group, Inc., a management consulting firm, where he was instrumental in moving a small privately held company from a start-up to a public company with over $40 million in revenues. Prior to 1990, Mr. Pearson spent 25 years at Texas Instruments Incorporated where he served in several positions including Vice President-Controller and later as Vice President-Finance. Mr. Pearson holds a BS in Business from the University of Maryland and was a W.A. Paton Scholar with an MBA from the University of Michigan. He is currently a Director of Poore Brothers, Inc., CaminoSoft, Inc., Advanced Power Technology, Inc., and Simtek, all publicly held. He is also a Director of eOriginal, Inc., a privately held company.

Our amended and restated articles of incorporation and bylaws provide that if the Board consists of six or more persons, then the members of the Board shall be divided into three classes, each class to be as nearly equal in number as possible. The Board is currently divided into three classes, each class consisting of two directors, with each class having a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the Board) will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until the director's successor is elected and qualified. There are two Class 1 Directors, Messrs. Douglas Mitchell and Robert Keeley, whose terms of office will expire at the 2007 annual meeting, two Class 2 Directors, Messrs. Blomquist and Pearson, whose terms of office will expire at the 2005 annual meeting, and two Class 3

Directors, Messrs. Sartore and Stein, whose terms of office will expire at the 2006 annual meeting.

In 1994, we entered into a Product License Development and Support Agreement, with Zentrum Mikroelektronik Dresden. This agreement, modified later in 1994 and again in 1995, provides Zentrum Mikroelektronik Dresden the right to appoint two members to our board of directors which members must be acceptable to, and approved by, our board of directors. Although this agreement and its modifications do not have a set termination date, Zentrum Mikroelektronik Dresden's two nominees to our board of directors resigned in April 1998 and Zentrum Mikroelektronik Dresden has not attempted to nominate anyone to our board since then. Zentrum Mikroelektronik Dresden currently holds a competitive position to us in the marketplace. Furthermore, Zentrum Mikroelektronik Dresden's right to appoint two members to our board of directors was subject to Zentrum Mikroelektronik Dresden's compliance with the terms of the Product License Development and Support Agreement and its amendments. We cannot assure you that Zentrum Mikroelektronik Dresden will not claim that it has the right to appoint two members to our board of directors in the future, again acceptable to and approved by our board of directors, or that Zentrum Mikroelektronik Dresden will not succeed in securing such appointment.

Special Provisions in Our Amended and Restated Articles of Incorporation and Bylaws

Our amended and restated articles of incorporation contain a provision limiting the liability of directors to the fullest extent permitted under the Colorado Business Corporation Act. The Colorado Business Corporation Act allows a corporation to limit the personal liability of a director to the corporation or its shareholders for monetary damages for breaches of fiduciary duty as a director except:

- breaches of the director's duty of loyalty to the corporation or to its shareholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;
- other acts specified in the Colorado Business Corporation Act, such as acts involving voting for or assenting to a distribution made in violation of the Colorado Business Corporation Act or our amended and restated articles of incorporation;
- transactions from which the director derived an improper personal benefit.

The provisions of the Colorado Business Corporation Act will not impair our ability to seek injunctive relief for breaches of fiduciary duty. Such relief, however, may not always be available as a practical matter.

Our amended and restated articles of incorporation also contain a provision that requires us to indemnify, to the fullest extent permitted under law, directors and officers against all costs and expenses reasonably incurred in connection with the defense of any claim, action, suit or proceeding, whether civil, criminal, administrative, investigative or other, in which such person may be involved by virtue of being or having been a director, officer or employee.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of Simtek pursuant to the foregoing provisions, or otherwise, Simtek has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Our amended and restated articles of incorporation and bylaws provide for a classified board of directors when we have six or more directors. This may have the effect of delaying or preventing changes in control of our management, which could adversely affect the market price of our common stock by discouraging or preventing takeover attempts that might result in the payment of a premium price to our shareholders.

Section 16(a) Beneficial Ownership Reporting Compliance

To our knowledge, based solely upon a review of reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2004, all filing requirements applicable to officers, directors and greater than 10% beneficial owners of our common shares under Section 16(a) of the Exchange Act were complied with, except as noted below:

Mr. Alfred Stein filed one Form 4 on July 7, 2004 with respect to a transaction occurring on June 29, 2004.

Audit Committee and Financial Expert

Our board of directors has established an audit committee comprised of Messrs. Keeley, Blomquist and Stein. Our board has determined that Mr. Keeley has the requisite education, background or experience to be considered an "audit committee financial expert" as that term is defined by the SEC. All members of our Audit Committee are independent according to Nasdaq's listing standards.

Item 10: Executive Compensation

Summary Compensation Table

The following table sets forth information for each of our last three fiscal years with respect to the annual and long-term compensation of the only individual acting as the Chief Executive Officer during the fiscal year ended December 31, 2004 and each other executive officer of the Company who served during any part of 2004 whose annual salary and bonus for the fiscal year ended December 31, 2004 exceeded $100,000.

Summary Compensation Table

	Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options
Douglas M. Mitchell(1)	2004	$ 175,000	--	--	--
Chief Executive Officer, Chief	2003	$ 175,000	--	--	200,000
Financial Officer (acting) and President	2002	$ 175,000	--	--	--
Thomas Linnenbrink	2004	$ 145,435	--	--	30,000
Chief Executive Officer, President	2003	$ 141,200	--	--	30,000
and Technical Director of Q-DOT Subsidiary	2002	$ 135,408	--	--	30,000
Donald G. Carrigan(2)	2004	$ 136,475	$ 44,569(3)	--	30,000
Vice President of Sales and Marketing	2003	$ 132,500	$ 29,268(3)	--	30,000
	2002	$ 40,625	$ 42,228(3)	--	--
David W. Still(4)	2004	$ 138,020	--	--	50,000
Vice President of Engineering	2003	$ 134,000	--	--	50,000
	2002	$ 130,000	--	--	--

(1) Mr. Mitchell became our Chief Executive Officer and President on January 1, 1998.

(2) Mr. Carrigan became our Vice President of Sales and Marketing on August 31, 2001.

(3) Mr. Carrigan is on a bonus plan that is directly related to net revenue and department spending.

(4) Mr. Still became our Vice President of Engineering on December 3, 2001.

Option Grant Table

The following table sets forth certain information with respect to options granted by us during the fiscal year ended December 31, 2004 to the individuals named in the summary compensation table above.

Name	Shares Subject to Options Granted in Fiscal Year	Shares subject to Options Granted to Employees in Fiscal Year % of Total	Exercise Price Per Share	Market Price per Share on Date of Grant	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term	
						5%	10%
Thomas Linnenbrink	30,000(1)	3.02%	$ 1.17	$ 1.17	01/09/2011	$14,289	$33,300
Donald Carrigan	30,000(2)	3.02%	$ 1.17	$ 1.17	01/09/2011	$14,289	$33,300
David Still	50,000(3)	5.04%	$ 1.17	$ 1.17	01/09/2011	$23,815	$55,500

(1) 30,000 options were granted to Mr. Linnenbrink in his capacity as Chief Executive Officer, President and Technical Director of our Q-DOT Group subsidiary; these options vest at 1/36th per month over 3 years.

(2) 30,000 options were granted to Mr. Carrigan in his capacity as Vice President of Sales and Marketing, these options vest at 1/36th per month over 3 years.

(3) 50,000 options were granted to Mr. Still in his capacity as Vice President of Engineering, these options vest at 1/36th per month over 3 years.

Year-End Option Table

The following table sets forth, as of December 31, 2004, the number of shares subject to unexercised options held by the individuals named in the summary compensation table above. 1,485,278 exercisable options had an exercise price less than the last sale price of our common stock underlying the options as reported by the OTC Electronic Bulletin Board on the last trading day of the fiscal year ended December 31, 2004.

	Shares		Number of Unexercised Options at Fiscal Year-End		Value of Unexercised in-the-money Options at Fiscal Year-End	
Name	Acquired on Exercise (#)	Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Douglas Mitchell	300,000	$ 129,845	736,667	83,333	$ 196,267	$ 38,333
Thomas Linnenbrink	--	--	206,667	33,333	$ 13,608	$ 5,292
Donald Carrigan	--	--	278,334	31,666	$ 93,242	$ 4,658
David Still	--	--	297,222	52,778	$ 88,736	$ 7,764

Employment Agreements

Mr. Mitchell is employed as President and Chief Executive Officer pursuant to an employment agreement with us. Under the terms of the employment agreement, Mr. Mitchell receives an annual salary of $175,000 and such additional benefits that are generally provided other employees. Mr. Mitchell's employment agreement expired June 1, 2001 but was, and is, automatically renewed for successive one-year terms unless we or Mr. Mitchell elects not to renew. If we terminate the employment of Mr. Mitchell without cause, Mr. Mitchell is entitled to continuation of his base salary and benefits, mitigated by income Mr. Mitchell may earn, for the remainder of the term of the agreement. Mr. Mitchell is subject to a noncompetition covenant for a period of one year from the date of termination.

Confidentiality and Nondisclosure Agreements

We generally require our employees to execute confidentiality and nondisclosure agreements upon the commencement of employment with us. The agreements generally provide that all inventions or discoveries by the employee related to our business and all confidential information developed or made known to the employee during the term of employment shall be the exclusive property of us and shall not be disclosed to third parties without the prior approval of us.

Directors' Compensation

In January and February 2004, each director who was not also an employee received $1,000 for each meeting of the Board, attended in person, and $500 for each meeting of a committee of the Board. The Chairman of the Board received $4,000 per calendar quarter, $1,000 for each meeting of the Board, attended in person, and $500 for each meeting of a committee of the Board. Directors were also reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to us.

In March 2004, the board of directors approved a new compensation plan for its directors. Each director who is not also an employee receives $1,500 for attending each meeting of the board of directors, attended in person, and $500 for each meeting of a committee of the board of directors. Each director shall receive a $10,000 annual stipend, which started January 1, 2005; the stipend will be paid quarterly. Until the time as we have two consecutive quarters of net profit, the stipend will be paid in restricted common stock. The cost per common share will be calculated based on the average closing price of our common stock during the 20 trading days prior to issuance. Commencing the first quarter after we have shown two consecutive quarters of audited net profit, the stipend will be paid in cash. Upon initial appointment or election to the board of directors, each newly appointed or elected member shall receive options to purchase 100,000 shares of our common stock. Each member of the board of directors shall receive, within the first month of each calendar year, while serving as a member of the board of directors, a grant of options to purchase 35,000 shares of our common stock. Along with the above compensation, the Chairman of the Board also receives $4,000 per calendar quarter. Directors are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to us.

During the fiscal year ended December 31, 2004: 100,000 stock options were granted to Mr. Ronald Sartore at $1.34 per share, the market price on the date of grant; 29,167 stock options were granted to Mr. Alfred Stein at $1.16 per share, the market price on the date of grant; 26,250 stock options were granted each of Mr. Harold Blomquist, Dr. Robert Keeley and Mr. Robert Pearson at $1.16 per share, the market price on the date of grant.

We have adopted a code of business conduct and ethics that applies to our Chief Executive Officer, the Chief Financial Officer, and the Controller, as well as to our directors and employees. The code of business conduct and ethics can be found at our Internet website at www.simtek.com.

Item 11: Security Ownership of Certain Beneficial Owners and Management

The first table below sets forth information regarding ownership of our common stock as of February 28, 2005, by each person who is known by us to beneficially own more than five percent of our common stock, by each director, by each executive officer named in the summary compensation table and by all directors and executive officers as a group. Shares issuable within sixty days after February 28, 2005 upon the exercise of options and are deemed outstanding for the purpose of computing the percentage ownership of persons beneficially owning such options or holding such notes but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Shares issuable upon the conversion of the debentures have been included for the purpose of computing the percentage ownership. To the best of our knowledge, the persons listed below have sole voting and investment power with respect to the shares indicated as owned by them subject to community property laws where applicable and the information contained in the notes to the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Douglas M. Mitchell 205 Ridge Dr. Woodland Park, CO 80863	927,275	(1)	1.45%
Robert H. Keeley P. O. Box 240 Hillside, CO 81232	111,250	(2)	*
Thomas E. Linnenbrink 1457 Smoochers Circle Colorado Springs, CO 80904	1,108,295	(3)	1.75%
Harold A. Blomquist 13625 Antelope Station Poway, CA 92064	102,050	(4)	*
Donald G. Carrigan 425 Scrub Oak Circle Monument, CO 80132	285,500	(5)	*
David W. Still 4250 Buckingham Dr., Suite 100 Colorado Springs, CO 80907	308,333	(6)	*
Robert Pearson 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75203	41,250	(7)	*

Ronald Sartore 14445 Cypress Point Poway, CA 92064	129,167	(8)	*
Alfred Stein 410 Old Oak Court Los Altos, CA 94022	130,167	(9)	*
Renaissance Capital Growth & Income Fund III, Inc. c/o RENN Capital Group 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75203	5,005,789	(10)	7.53%
Renaissance US Growth & Investment Trust PLC c/o RENN Capital Group 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75203	5,005,789	(11)	7.53%
BFSUS Special Opportunities Trust PLC. c/o RENN Capital Group 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75203	4,005,789	(12)	6.03%
SF Capital Partners, Ltd 3600 South Lake Drive St. Francis, WI 53235	6,191,951	(13)	9.52%
All officers and directors as a group (9 persons)	3,143,287	(14)	4.83%

* Less than one percent.

(1) Represents 44,386 shares of our common stock that Mr. Mitchell acquired through our acquisition of Q-DOT Group, 20,000 shares of our common stock that Mr. Mitchell personally owns, 104,000 shares of our common stock Mr. Mitchell acquired upon the exercise of 104,000 options and includes 758,889 shares issuable upon exercise of options.

(2) Includes 86,250 shares issuable upon exercise of options. Includes 15,000 shares of our common stock that Mr. Keeley acquired upon the exercise of 15,000 options and includes 10,000 shares of our common stock held by Mr. Keeley's wife, Sandra D. Keeley. Mr. Keeley disclaims beneficial ownership of these shares.

(3) Represents 894,128 shares of our common stock that Mr. Linnenbrink acquired through our acquisition of Q-DOT Group and includes 214,167 shares issuable upon exercise of options.

(4) Represents 800 shares of our common stock that Mr. Blomquist's son personally owns and includes 101,250 shares issuable upon exercise of options.

(5) Represents 500 shares of our common stock that Mr. Carrigan personally owns and includes 285,000 shares issuable upon exercise of options.

(6) Includes 308,333 shares issuable upon exercise of options.

(7) Includes 41,250 shares issuable upon exercise of options.

(8) Includes 129,167 shares issuable upon exercise of options

(9) Represents 1,000 shares of our common stock that Mr. Stein owns and includes 129,167 shares issuable upon exercise of options.

(10) Assumes conversion, at a conversion price of $0.312 per share, of debentures issued to Renaissance Capital Growth & Income Fund III, Inc. for 3,205,128 shares of our common stock. Assumes exercise of warrants held by Renaissance Capital Growth & Income Fund III, Inc. for 250,000 shares of our common stock. Also represents 550,661 shares of our common stock that Renaissance Capital Growth & Income Fund III, Inc. acquired pursuant to its investment on November 7, 2003. Also includes 1,000,000 shares held by Renaissance Capital Growth & Income Fund III, Inc. that were issued in 2000 upon the conversion of debentures originally issued on June 12, 1998.

(11) Assumes conversion, at a conversion price of $0.312 per share, of debentures issued to Renaissance US Growth & Investment Trust PLC for 3,205,128 shares of our common stock. Assumes exercise of warrants held by Renaissance US Growth & Investment Trust PLC for 250,000 shares of our common stock. Also represents 550,661 shares of our common stock that Renaissance US Growth & Investment Trust PLC acquired pursuant to its investment on November 7, 2003. Also includes 1,000,000 shares held by Renaissance US Growth & Investment Trust PLC that were issued in 2000 upon the conversion of debentures originally issued on June 12, 1998.

(12) Assumes conversion, at a conversion price of $0.312 per share, of debentures issued to BFSUS Special Opportunities Trust PLC for 3,205,128 shares of our common stock. Assumes exercise of warrants held by BFSUS Special Opportunities Trust PLC for 250,000 shares of our common stock. Also represents 550,661 shares of our common stock that BFSUS Special Opportunities Trust PLC acquired pursuant to its investment on November 7, 2003.

(13) Represents 4,127,967 shares of our common stock that SF Capital Partners Ltd. acquired pursuant to its equity investment in us on October 12, 2004. Assumes exercise of warrants held by SF Capital Partners Ltd. for 2,063,984 shares of our common stock.

(14) Includes 2,053,473 shares issuable upon exercise of options. Does not include the 14,017,367 shares beneficially owned by Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth & Investment Trust PLC and BFSUS Special Opportunities Trust PLC. RENN Capital Group is agent for the three investment funds. Mr. Robert Pearson is a Senior Vice President of RENN Capital Group. Mr. Pearson also holds the position of a director on Simtek's board of directors.

Item 12: Certain Relationships and Related Transactions

On November 7, 2003, we closed a $1,500,000 equity financing with Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth & Investment Trust PLC and BFSUS Special Opportunities Trust PLC., which are managed by RENN Capital Group. RENN Capital Group is the agent for these three investment funds. One of our directors, Mr. Robert Pearson, holds the position of Senior Vice President of RENN Capital Group.

PART IV

Item 13: Exhibits

3.1 Amended and Restated Articles of Incorporation.(2)
3.2 Amended and Restated Articles of Incorporation November 1997.(7)
3.3 Bylaws.(2)
3.4 Amended and Restated Articles of Incorporation May 2004 (23)
4.1 1987-I Employee Restricted Stock Plan.(1)
4.2 Form of Restricted Stock Agreement between the Company and Participating Employees.(1)
4.3 Form of Common Stock Certificate.(3)
4.4 Simtek Corporation 1991 Stock Option Plan.(4)
4.5 Form of Incentive Stock Option Agreement between the Company and Eligible Employees.(4)
4.6 1994 Non-Qualified Stock Option Plan.(5)
4.7 Amendment to the 1994 Non-Qualified Stock Option Plan.(6)
4.8 Q-DOT Group, Inc. Incentive Stock Option Plan of March 1994 adopted by Simtek (15)
4.9 Form of Q-DOT Group, Inc. Incentive Stock Option Agreement between the Company and Eligible Employees.(15)
4.10 Amendment to the 1994 Non-Qualified Stock Option Plan.(15)
4.11 Amendment to the 1994 Non-Qualified Stock Option Plan (24)
10.1 Form of Non-Competition and Non-Solicitation Agreement between the Company and certain of its employees.(1)
10.2 Form of Employee Invention and Patent Agreement between the Company and certain of its employees.(1)
10.3 Product License Development and Support Agreement between Simtek Corporation and Zentrum Mikroelektronik Dresden GmbH dated June 1, 1994(5)
10.4 Cooperation Agreement between Simtek Corporation and Zentrum Mikroelektronik Dresden GmbH dated September 14, 1995(6)
10.5 Manufacturing Agreement between Chartered Semiconductor Manufacturing, PTE, LTD. and Simtek Corporation dated September 16, 1992(6)
10.6 Employment agreement between the Simtek Corporation and Douglas M. Mitchell(8)
10.7 Share Exchange Agreement dated May 9, 2000 between Simtek Corporation and Hugh N. Chapman (9)
10.8 Share Exchange Agreement dated June 16, 2000 between Simtek Corporation and WebGear Inc. (9)
10.9 Share Exchange Agreement dated July 31, 2000 between Simtek Corporation and Jaskarn Johal and Kashmira S. Johal (10)
10.10 Asset Purchase Agreement between Simtek Corporation and WebGear, Inc. (11)
10.11 Amendment to Asset Purchase Agreement between Simtek Corporation and WebGear, Inc. (12)
10.12 Agreement and Plan of Merger among Simtek Corporation, Q-DOT Group, Inc. and Q-DOT, Inc. (13)
10.13 Employment Agreement between Simtek Corporation and Hugh N. Chapman (14)
10.14 Technology Development, License and Product Agreement between Amkor Technology and Simtek (16)
10.15 Manufacturing Services Agreement between Amkor Technology, Inc. and Simtek Corp (16)
10.16 Convertible Loan Agreement between Simtek Corporation as borrower and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust, PLC and BFSUS Special Opportunities Trust, PLC as lenders (17)
10.17 7.5% $1,000,000 Convertible Debenture between Simtek Corporation and BSFSUS Special Opportunities Trust, PLC (17)
10.18 7.5% $1,000,000 Convertible Debenture between Simtek Corporation and Renaissance Capital Growth & Income Fund III, Inc. (17)
10.19 7.5% $1,000,000 Convertible Debenture between Simtek Corporation and Renaissance Capital US Growth & Income Trust, PLC (17)
10.20 Borrowers Security Agreement between Simtek Corporation as borrower and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust, PLC and BFSUS Special Opportunities Trust, PLC as lenders (17)

10.21 Pledge Agreement between Simtek Corporation as borrower and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust, PLC and BFSUS Special Opportunities Trust, PLC as lenders (17)
10.22 Technology Development, License and Product Agreement between Amkor Technology and Simtek - Amended September 2002 (18)
10.23 Assignment, dated February 21, 2003, of the Agreement(s) between Simtek Corporation and Amkor Technology, Inc.(19)
10.24 Securities Purchase Agreement between Simtek Corporation and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Investment Trust, PLC and BFSUS Special Opportunities Trust, PLC(20)
10.25 Form of $1.25 Stock Purchase Warrant(20)
10.26 Form of $1.50 Stock Purchase Warrant(20)
10.27 Amendment dated January 27, 2004 between Simtek Corporation and Baja Properties, LLC (Landlord) (together with amendment dated June 7, 2000 and underlying lease dated July 26, 2000) (21)
10.28 Securities Purchase Agreement, dated October 12, 2004, by and among the Company, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD (22)
10.29 Form of Warrant (attached as Exhibit A to Securities Purchase Agreement, dated October 12, 2004, by and among the Company, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD) (22)
10.30 Form of Registration Rights Agreement (attached as Exhibit B to Securities Purchase Agreement, dated October 12, 2004, by and among the Company, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD) (22)
14.1 Code of Business Conduct and Ethics (21)
21.1 Subsidiary of the Registrant
23.1 Consent of Independent Registered Public Accounting Firm
31 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on November 19, 1990.
(2) Incorporated by reference to the Company's Amendment No.1 to Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on February 4, 1991.
(3) Incorporated by reference to the Company's Amendment No.2 to Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on March 4, 1991.
(4) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-46225) filed with the Commission on March 6, 1992.
(5) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 25, 1995
(6) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 27, 1996
(7) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 24, 1998(8)
(8) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 12, 1999
(9) Incorporated by reference to the Form SB-2 Registration Statement (Reg. No. 333-40988) filed with the Commission on July 7, 2000
(10) Incorporated by reference to the Form 8-K filed with the Commission on August 14, 2000
(11) Incorporated by reference to the Form 8-K filed with the Commission on October 13, 2000
(12) Incorporated by reference to the Company's Amendment No. 2 to From SB-2 Registration Statement (Reg. No. 333-40988)
(13) Incorporated by reference to the Company's Form 8-K filed with the March 23, 2001
(14) Incorporated by reference to the Form SB-2 Registration Statement Amendment #3 (Reg. No. 333-60492) filed with the Commission on September 4, 2001
(15) Incorporated by reference to the Company's Form S-8 Registration Statement (Reg. No. 333-73794) filed with the Commission on November 20, 2001

(16) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 27, 2002

(17) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed with the Commission on August 13, 2002

(18) Incorporated be reference to the Company's Quarterly Report on Form 10-QSB filed with the Commission on November 8, 2002

(19) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 27, 2003

(20) Incorporated by reference from the Current Report on Form 8-K filed by the Company with the SEC on November 12, 2003

(21) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 4, 2004

(22) Incorporated by reference from the Current Report on Form 8-K filed by the Company with the Commission on October 12, 2004

(23) Incorporated by reference from the Current Report on Form 8-K filed by the Company with the Commission on June 2, 2004

(24) Incorporated by reference to the Company's Form S-8 Registration Statement (Reg. No. 333-121005) filed with the Commission on December 6, 2004

Item 14: Principal Accountant Fees and Services

Hein & Associates LLP served as the Company's principal accountants for the fiscal year ended December 31, 2004, and the board has selected Hein & Associates LLP as Simtek's principal accountants for the 2005 fiscal year.

Audit Fees

Simtek was billed an aggregate of $86,173 and approximately $55,000 in fees for professional services rendered during the fiscal years ended December 31, 2004 and December 31, 2003, respectively in connection with the audit of Simtek's consolidated financial statements for such fiscal years and the reviews of the financial statements included in Simtek's Forms 10-QSB for such fiscal years and statutory and regulatory filings or engagements for such years.

Audit-Related Fees

Simtek was billed $4,500 and $0 for assurance and related fees by Hein & Associates LLP during the fiscal years ended December 31, 2004 and December 31, 2003, respectively.

All Other Fees

Hein & Associates LLP did not bill the Company for any other services rendered to Simtek for the fiscal years ended December 31, 2004 and December 31, 2003.

Tax Fees

Simtek was billed an aggregate of $15,200 and $14,000 in fees for professional services rendered during the fiscal year ended December 31, 2004 and December 31, 2003, respectively, for tax compliance, tax advice and tax planning. The nature of the tax services comprising such fees was in connection with tax compliance (including U.S. federal and state returns) and tax consulting.

Pre-approval policies and procedures

Pre-approval of the independent auditor's services was not required under applicable rules and regulations prior to 2003. In 2003, audit and audit-related services, tax services and other services were required to be pre-approved by the audit committee of our board of directors. The audit committee's pre-approval policy provides for pre-approval of all audit, audit-related, tax and all other services provided by Hein & Associates LLP. The audit committee concluded that such services by Hein & Associates LLP were compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, United States of America, on May 9, 2005.

SIMTEK CORPORATION

By: /s/Douglas M. Mitchell
Douglas M. Mitchell
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on May 9, 2005 by the following persons on behalf of the Registrant and in the capacities indicated.

SIGNATURE	TITLE
/s/Douglas M. Mitchell Douglas M. Mitchell	Chief Executive Officer and President
/s/Douglas M. Mitchell Douglas M. Mitchell	Chief Financial Officer (acting)
/s/Douglas M. Mitchell Douglas M. Mitchell	Director
/s/Harold Blomquist Harold Blomquist	Chairman of the Board
/s/Robert H. Keeley Robert H. Keeley	Director
/s/Alfred Stein Alfred Stein	Director

EXHIBIT INDEX TO FORM 10-KSB
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

3.1	Amended and Restated Articles of Incorporation.(2)
3.2	Amended and Restated Articles of Incorporation November 1997.(7)
3.3	Bylaws.(2)
3.4	Amended and Restated Articles of Incorporation May 2004 (23)
4.1	1987-I Employee Restricted Stock Plan.(1)
4.2	Form of Restricted Stock Agreement between the Company and Participating Employees.(1)
4.3	Form of Common Stock Certificate.(3)
4.4	Simtek Corporation 1991 Stock Option Plan.(4)
4.5	Form of Incentive Stock Option Agreement between the Company and Eligible Employees.(4)
4.6	1994 Non-Qualified Stock Option Plan.(5)
4.7	Amendment to the 1994 Non-Qualified Stock Option Plan.(6)
4.8	Q-DOT Group, Inc. Incentive Stock Option Plan of March 1994 adopted by Simtek (15)
4.9	Form of Q-DOT Group, Inc. Incentive Stock Option Agreement between the Company and Eligible Employees.(15)
4.10	Amendment to the 1994 Non-Qualified Stock Option Plan.(15)
4.11	Amendment to the 1994 Non-Qualified Stock Option Plan (24)
10.1	Form of Non-Competition and Non-Solicitation Agreement between the Company and certain of its employees.(1)
10.2	Form of Employee Invention and Patent Agreement between the Company and certain of its employees.(1)
10.3	Product License Development and Support Agreement between Simtek Corporation and Zentrum Mikroelektronik Dresden GmbH dated June 1, 1994(5)
10.4	Cooperation Agreement between Simtek Corporation and Zentrum Mikroelektronik Dresden GmbH dated September 14, 1995(6)
10.5	Manufacturing Agreement between Chartered Semiconductor Manufacturing, PTE, LTD. and Simtek Corporation dated September 16, 1992(6)
10.6	Employment agreement between the Simtek Corporation and Douglas M. Mitchell(8)
10.7	Share Exchange Agreement dated May 9, 2000 between Simtek Corporation and Hugh N. Chapman (9)
10.8	Share Exchange Agreement dated June 16, 2000 between Simtek Corporation and WebGear Inc. (9)
10.9	Share Exchange Agreement dated July 31, 2000 between Simtek Corporation and Jaskarn Johal and Kashmira S. Johal (10)
10.10	Asset Purchase Agreement between Simtek Corporation and WebGear, Inc. (11)
10.11	Amendment to Asset Purchase Agreement between Simtek Corporation and WebGear, Inc. (12)
10.12	Agreement and Plan of Merger among Simtek Corporation, Q-DOT Group, Inc. and Q-DOT, Inc. (13)
10.13	Employment Agreement between Simtek Corporation and Hugh N. Chapman (14)
10.14	Technology Development, License and Product Agreement between Amkor Technology and Simtek (16)
10.15	Manufacturing Services Agreement between Amkor Technology, Inc. and Simtek Corp (16)
10.16	Convertible Loan Agreement between Simtek Corporation as borrower and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust, PLC and BFSUS Special Opportunities Trust, PLC as lenders (17)
10.17	7.5% $1,000,000 Convertible Debenture between Simtek Corporation and BSFSUS Special Opportunities Trust, PLC (17)
10.18	7.5% $1,000,000 Convertible Debenture between Simtek Corporation and Renaissance Capital Growth & Income Fund III, Inc. (17)
10.19	7.5% $1,000,000 Convertible Debenture between Simtek Corporation and Renaissance Capital US Growth & Income Trust, PLC (17)
10.20	Borrowers Security Agreement between Simtek Corporation as borrower and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust, PLC and BFSUS Special Opportunities Trust, PLC as lenders (17)
10.21	Pledge Agreement between Simtek Corporation as borrower and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust, PLC and BFSUS Special Opportunities Trust, PLC as lenders (17)

10.22 Technology Development, License and Product Agreement between Amkor Technology and Simtek - Amended September 2002 (18)
10.23 Assignment, dated February 21, 2003, of the Agreement(s) between Simtek Corporation and Amkor Technology, Inc.(19)
10.24 Securities Purchase Agreement between Simtek Corporation and Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Investment Trust, PLC and BFSUS Special Opportunities Trust, PLC(20)
10.25 Form of $1.25 Stock Purchase Warrant(20)
10.26 Form of $1.50 Stock Purchase Warrant(20)
10.27 Amendment dated January 27, 2004 between Simtek Corporation and Baja Properties, LLC (Landlord) (together with amendment dated June 7, 2000 and underlying lease dated July 26, 2000) (21)
10.28 Securities Purchase Agreement, dated October 12, 2004, by and among the Company, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD (22)
10.29 Form of Warrant (attached as Exhibit A to Securities Purchase Agreement, dated October 12, 2004, by and among the Company, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD) (22)
10.30 Form of Registration Rights Agreement (attached as Exhibit B to Securities Purchase Agreement, dated October 12, 2004, by and among the Company, SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD) (22)
14.1 Code of Business Conduct and Ethics (21)
21.1 Subsidiary of the Registrant
23.1 Consent of Independent Registered Public Accounting Firm
31 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on November 19, 1990.
(2) Incorporated by reference to the Company's Amendment No.1 to Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on February 4, 1991.
(3) Incorporated by reference to the Company's Amendment No.2 to Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on March 4, 1991.
(4) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-46225) filed with the Commission on March 6, 1992.
(5) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 25, 1995
(6) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 27, 1996
(7) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 24, 1998(8)
(8) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 12, 1999
(9) Incorporated by reference to the Form SB-2 Registration Statement (Reg. No. 333-40988) filed with the Commission on July 7, 2000
(10) Incorporated by reference to the Form 8-K filed with the Commission on August 14, 2000
(11) Incorporated by reference to the Form 8-K filed with the Commission on October 13, 2000
(12) Incorporated by reference to the Company's Amendment No. 2 to From SB-2 Registration Statement (Reg. No. 333-40988)
(13) Incorporated by reference to the Company's Form 8-K filed with the March 23, 2001
(14) Incorporated by reference to the Form SB-2 Registration Statement Amendment #3 (Reg. No. 333-60492) filed with the Commission on September 4, 2001
(15) Incorporated by reference to the Company's Form S-8 Registration Statement (Reg. No. 333-73794) filed with the Commission on November 20, 2001
(16) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 27, 2002

(17) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed with the Commission on August 13, 2002

(18) Incorporated be reference to the Company's Quarterly Report on Form 10-QSB filed with the Commission on November 8, 2002

(19) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 27, 2003

(20) Incorporated by reference from the Current Report on Form 8-K filed by the Company with the SEC on November 12, 2003

(21) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 4, 2004

(22) Incorporated by reference from the Current Report on Form 8-K filed by the Company with the Commission on October 12, 2004

(23) Incorporated by reference from the Current Report on Form 8-K filed by the Company with the Commission on June 2, 2004

(24) Incorporated by reference to the Company's Form S-8 Registration Statement (Reg. No. 333-121005) filed with the Commission on December 6, 2004

CORPORATE INFORMATION

BOARD OF DIRECTORS-Simtek Corporation

Harold Blomquist, Chairman of Board[1,2]

Robert Pearson[1]

Robert Keeley[3]

Alfred Stein[2,3]

Ronald Sartore[1,2]

Thomas Surrette

Board of Directors Committees
[1]Compensation Committee
[2]Governance Committee
[3]Audit Committee

CORPORATE COUNSEL

Holme Roberts & Owen LLP
1700 Lincoln St. Suite 4100
Denver, CO 80203

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Hein & Associates LLP
717 Seventeenth Street, Suite 1600
Denver, Colorado 80202-3338

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004

OTC ELECTRONIC BULLETIN BOARD SYMBOL

Common Stock: SRAM

CORPORATE OFFICES

4250 Buckingham Drive #100
Colorado Springs, Colorado 80907
Tel: (719) 531-9444
Fax: (719) 531-9481

CORPORATE OFFICERS

Harold Blomquist
Chief Executive Office and President

Brian Alleman
Chief Financial Officer and Corporate Secretary

David Still
Vice President of Engineering


SIMTEK

Simtek Corporation
4250 Buckingham Drive, Suite 100
Colorado Springs, CO 80907, USA
800-637-1667 719-531-9444
Fax 719-531-9481

www.simtek.com